UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações
S.A. and subsidiaries

Quarterly Financial Information - ITR
for the quarter ended September 30, 2011 and Auditors’ Report on the Quarterly Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of

Contax Participações S.A.

Rio de Janeiro – RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Contax Participações S.A. (“Company”) and its subsidiaries, contained in the Quarterly Financial Information Form – ITR for the quarter ended September 30, 2011, comprising the balance sheets and the related statements of income, comprehensive income for the three and nine-month periods ended on that date, changes in shareholders’ equity and cash flows for the nine-month period then ended, including the explanatory notes to the interim financial statements.

Management is responsible for preparing individual interim financial information according to the Technical Pronouncement CPC 21 – Interim Financial Reporting and consolidated interim financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB and fair presentation of this interim financial information in accordance with the standards established by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and accordingly does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any facts that would lead us to believe that the individual interim financial information included in the aforementioned quarterly financial information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Financial Information – ITR and were fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information included in the aforementioned quarterly financial information are not prepared, in all their material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Financial Information – ITR and are fairly presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters

Interim Information of Value Added

We also have reviewed the individual and consolidated interim statements of value added (“DVA”), for the nine-month period ended September 30, 2011, the presentation of which is required according to the standards issued by Brazilian Securities and Exchange Commission - CVM applicable to the preparation of the Quarterly Financial Information (ITR) and as supplemental information for IFRS that do not require a presentation of DVA. This information was submitted to the same review procedures described above and, based on our review, we are not aware of any facts that would lead us to believe that these statements were not fairly presented, in all their material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, October 26, 2011

DELOITTE TOUCHE TOHMATSU	John Alexander Harold Auton
Auditores Independentes	Engagement Partner
CRC No. 2SP 011.609/O-8 “F” RJ	CRC No. 1RJ 078.183/O-2

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
ASSETS		9/30/2011	12/31/2010	9/30/2011	12/31/2010

CURRENT ASSETS
Cash and cash equivalents	5	4,366	74,553	259,377	387,803
Restricted cash	5	-	-	4,946	-
Accounts receivable	6	-	-	348,182	176,302
Recoverable taxes	7	882	922	24,776	7,133
Dividends receivable	-	-	24,884	-	-
Prepaid expenses and other assets	9	20	-	45,372	30,835
Total current assets		5,268	100,359	682,653	602,073

NON-CURRENT ASSETS
Court deposits	19	-	-	141,724	93,865
Financial investments held to maturity	5	52,551	48,659	93,692	69,869
Restricted cash	5	-	-	30,640	2,013
Recoverable taxes	7	4,830	5,056	15,392	10,383
Deferred taxes	8	-	-	138,408	64,269
Debentures and promissory notes	14	76,580	-	-	-
Credits receivable - related parties	33	-	-	10,253	9,485
Prepaid expenses and other assets	9	-	-	5,196	2,573
Investment in subsidiaries	10	346,611	316,948	-	-
Property, plant and equipment	11	-	-	572,379	405,873
Goodwill on investments	12	80,477	49,081	338,075	49,081
Other intangible assets	13	-	-	238,409	69,073
Total non-current assets		561,050	419,744	1,584,168	776,484
TOTAL ASSETS		566,318	520,103	2,266,821	1,378,557

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
LIABILITIES		9/30/2011	12/31/2010	9/30/2011	12/31/2010

CURRENT LIABILITIES
Loans and financing	15	-	-	162,180	64,873
Debentures and promissory notes	14	-	-	335,328	-
Suppliers	-	118	22	96,641	83,160
Payroll and related charges	16	175	81	407,752	230,569
Financial leasing obligations	17	-	-	390	4,277
Taxes payable	18	41	11	50,757	43,093
Dividends payable	-	8,636	28,959	8,638	28,959
Transfer to shareholders	-	26,135	26,374	26,135	26,374
Contingent consideration	34	5,184	-	10,130	-
Other liabilities	20	-	-	21,531	23,171
Total current liabilities		40,289	55,447	1,119,482	504,476

NON-CURRENT LIABILITIES
Loans and financing	15	-	-	399,166	317,994
Provisions	19	-	-	131,669	88,266
Financial leasing obligations	17	-	-	1,143	-
Taxes payable	18	-	-	5,287	-
Contingent consideration	34	40,501	45,685	75,474	45,685
Deferred taxes	8	-	-	45,315	-
Other liabilities	20	-	-	984	1,165
Total non-current liabilities		40,501	45,685	659,038	453,110

TOTAL LIABILITIES		80,790	101,132	1,778,519	957,586

CAPITAL AND RESERVES
Capital stock	21.1	258,329	223,873	258,329	223,873
Capital reserve	22.1	101,658	14,731	101,658	14,731
Profit reserves	22.2	118,329	118,329	118,329	118,329
Treasury shares	23	(10,636)	(12,147)	(10,636)	(12,147)
Foreign currency equity translation reserve	22.3	10,115	(46)	10,115	(46)
Retained earnings	-	7,733	-	7,733	-
Proposal for distribution of additional dividend	-	-	74,231	-	74,231
Shareholders' equity attributable to the owners of parent company		485,528	418,971	485,528	418,971

Non-controlling interest	24	-	-	2,773	2,000

Total shareholders' equity		485,528	418,971	488,301	420,971

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		566,318	520,103	2,266,821	1,378,557

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INCOME STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
		Nine-month period ended		Nine-month period ended		Quarter ended		Quarter ended
		9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Continued operations
Net operating revenue	25	-	-	2,204,851	1,759,560	-	-	874,368	618,174

Cost of services rendered	27	-	-	(1,930,035)	(1,498,686)	-	-	(761,286)	(521,203)

Gross operating income		-	-	274,816	260,874	-	-	113,082	96,971

Operating income (expenses)
Selling	27	-	-	(25,472)	(19,051)	-	-	(8,497)	(6,720)
General and administrative	27	(3,799)	(2,174)	(165,707)	(97,860)	(1,843)	(619)	(73,895)	(35,733)
Share-based payments	27	(4,287)	(573)	(4,287)	(573)	(1,217)	(229)	(1,217)	(229)
Equity income	10	17,878	71,322	-	-	(2,303)	23,086	-	-
Financial revenues	27	11,747	8,272	29,374	21,976	4,168	3,465	9,309	7,979
Financial expenses	27	(955)	(230)	(55,346)	(21,920)	(415)	(11)	(29,609)	(8,426)
Other operating expenses, net	27	(102)	(35)	(25,506)	(18,975)	(46)	-	(11,994)	(6,541)
		20,482	76,582	(246,944)	(136,403)	(1,656)	25,692	(115,903)	(49,670)

Operating income (loss) before income tax and social contribution		20,482	76,582	27,872	124,471	(1,656)	25,692	(2,821)	47,301

Income tax and social contribution:
Current	28	(2,325)	(1,370)	(20,756)	(51,920)	(616)	(738)	(11,890)	(23,098)
Deferred	28	-	(595)	11,814	2,432	-	(324)	12,720	654

Net income (loss) for the period deriving from continued operations		18,157	74,617	18,930	74,983	(2,272)	24,630	(1,991)	24,857

Discontinued operations
Loss for the period deriving from discontinued operations	29	(10,424)	(40)	(10,424)	(40)	(5,312)	(40)	(5,312)	(40)

Net income (loss) for the period		7,733	74,577	8,506	74,943	(7,584)	24,590	(7,303)	24,817

Income attributable to:	30
Owners of the parent company
Net income (loss) for the period deriving from operations		18,157	74,617	18,157	74,617	(2,272)	24,630	(2,272)	24,630
Net loss for the period deriving from discontinued operations		(10,424)	(40)	(10,424)	(40)	(5,312)	(40)	(5,312)	(40)
		7,733	74,577	7,733	74,577	(7,584)	24,590	(7,584)	24,590

Non-controlling interest
Net income for the period deriving from continued operations		-	-	773	366	-	-	281	227
		-	-	773	366	-	-	281	227

		7,733	74,577	8,506	74,943	(7,584)	24,590	(7,303)	24,817
Earnings (loss) per share:	30
From continued and discontinued operations
Basic
Common shares (centavos per share)		0.3312	3.2719	0.3642	3.2880	(0.3248)	1.0788	(0.3128)	1.0888
Preferred shares (centavos per share)		0.2051	2.0331	0.2256	2.0431	(0.2012)	0.6704	(0.1937)	0.6766
Diluted
Common shares (centavos per share)		0.3288	3.2352	0.3616	3.2510	(0.3224)	1.0667	(0.3105)	1.0766
Preferred shares (centavos per share)		0.2051	2.0331	0.2256	2.0431	(0.2012)	0.6704	(0.1937)	0.6766

From continued operations
Basic
Common shares (centavos per share)		0.7776	3.2737	0.8106	3.2898	(0.0973)	1.0806	(0.0853)	1.0906
Preferred shares (centavos per share)		0.4816	2.0342	0.5021	2.0442	(0.0603)	0.6715	(0.0528)	0.6777
Diluted
Common shares (centavos per share)		0.7719	3.2369	0.8048	3.2528	(0.0966)	1.0685	(0.0847)	1.0783
Preferred shares (centavos per share)		0.4816	2.0342	0.5021	2.0442	(0.0603)	0.6715	(0.0528)	0.6777

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

			Profit Reserves			Foreign currency equity translation reserve		Proposal for distribution of additional dividends	Shareholders' equity attributable to the owners of the parent company (BR GAAP)		Consolidated shareholders' equity (IFRS and BRGAAP)
	Capital Stock	Capital Reserve	Legal Reserve	Statutory Reserve	Treasury shares		Retained earnings			Non-controlling interest

Balance on December 31, 2009	223,873	19,639	21,907	87,924	(10,686)	-	-	59,403	402,060	1,445	403,505

Acquisition of own shares	-	-	-	-	(20,537)	-	-	-	(20,537)	-	(9,282)
Sale of own shares	-	-	-	-	17,564	-	-	-	17,564	-	17,564
Dividends	-	-	-	-	-	-	-	(59,403)	(59,403)	-	(59,403)
Equity instruments for share-based payments:									-
2007 Plan	-	573	-	-	-	-	-	-	573	-	344
Surplus value of realized equity instrument	-	(6,578)	-	-	-	-	-	-	(6,578)	-	(6,578)
Net income for the period	-	-	-	-	-	-	74,577	-	74,577	365	50,126

Balance on September 30, 2010	223,873	13,634	21,907	87,924	(13,659)	-	74,577	-	408,256	1,810	396,276

Balance on December 31, 2010	223,873	14,731	27,332	90,997	(12,147)	(46)	-	74,231	418,971	2,000	420,971

Capital stock increase	34,456	-	-	-	-	-	-	-	34,456	-	34,456
Capital reserve	-	83,642	-	-	-	-	-	-	83,642	-	83,642
Acquisition of own shares	-	(1,002)	-	-	1,511	-	-	-	509	-	509
Exchange rate difference when translating operations abroad	-	-	-	-	-	10,161	-	-	10,161	-	10,161
Dividends	-	-	-	-	-	-	-	(74,231)	(74,231)	-	(74,231)
Equity instruments for share-based payments:
2010 Plan	-	4,287	-	-	-	-	-	-	4,287	-	4,287
Net income for the period	-	-	-	-	-	-	7,733	-	7,733	773	8,506

Balance on September 30, 2011	258,329	101,658	27,332	90,997	(10,636)	10,115	7,733	-	485,528	2,773	488,301

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	Note	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
		Nine-month period ended		Nine-month period ended		Quarter ended		Quarter ended
		9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Net income for the period		7,733	74,577	8,506	74,943	(7,584)	24,590	(7,303)	24,817

Other comprehensive income:
Exchange rate difference when translating operations abroad:
Exchange rate differences in the period	22	10,161	-	10,161	-	6,153	-	6,153	-
		17,894	74,577	18,667	74,943	(1,431)	24,590	(1,150)	24,817

Total comprehensive income for the period		17,894	74,577	18,667	74,943	(1,431)	24,590	(1,150)	24,817

Total comprehensive income attributed to:
Owners of the parent company		17,894	74,577	18,667	74,943	(1,431)	24,590	(1,150)	24,817
Non-controlling interest		-	-	(773)	(366)	-	-	(281)	(227)
		17,894	74,577	17,894	74,577	(1,431)	24,590	(1,431)	24,590

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CASH FLOW STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Period ended		Period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

CASH FLOW FROM OPERATING
ACTIVITIES

Net income for the period from continued operations	18,157	74,617	18,157	74,617
Net income (loss) before income taxes deriving from				-
discontinued operations	(10,424)	(40)	(10,424)	(40)
Net Income adjustments:
Depreciation and amortization	-	-	110,290	90,530
Equity income	(7,454)	(71,282)	-	-
Losses on the sale of property, plant and equipment	-	-	-	(73)
Expenses with provision for contingencies	-	-	19,085	21,449
Deferred income tax	-	590	(11,811)	(4,008)
Net gain (loss) with monetary variation, net	(3,896)	-	2,928	(975)
Recognized expenses from share-based payments settled with equity instruments	4,287	573	4,287	573
Interest expenses (income) on loans and financing	(3,464)	-	37,816	14,211
Non-controlling interest	-	-	773	364

Changes in current capital:
Accounts receivable	-	-	(5,505)	(30,982)
Prepaid expenses	(21)	(23)	15,271	(2,644)
Recoverable taxes	1,060	(73)	(9,369)	(27,131)
Other assets	-	-	(23,828)	(7,375)
Payroll and related charges	95	27	80,639	67,564
Suppliers	96	(139)	(34,794)	(10,422)
Taxes payable	30	(255)	(19,704)	20,971
Other liabilities	(239)	10,113	(4,738)	(11,335)
Interest on loans and financing	-	-	(53,859)	(14,544)

Net cash from (used in) operating
activities	(1,773)	14,108	115,214	180,750

CASH FLOW FROM INVESTMENT
ACTIVITIES

Acquisition of investment, net of acquired cash	-	-	(199,909)	(20,019)
Payments received from sale of property, plant and equipment	-	-	-	96
Acquisition of property, plant and equipment	-	-	(115,136)	(106,681)
Court deposits	-	-	(28,599)	(28,512)
Financial investments held to maturity	-	(20,959)	(18,000)	(38,333)
Debentures	(73,910)	-	-	-
Restricted cash	-	-	(29,390)	(2,006)
Dividends received	100,087	131,347	-	-

Net cash from (used in) investment
activities	26,177	110,388	(391,034)	(195,455)

CASH FLOW FROM FINANCING
ACTIVITIES

Payment of commercial leasing	-	-	(4,290)	(8,068)
BNDES loan	-	-	147,504	69,990
Payment of BNDES loan	-	-	(40,778)	-
Loan raised (Allus Group)	-	-	36,048	-
Payment of loan (Allus Group)	-	-	(26,266)	-
Payment of loan (Dedic Group)			(177,233)	-
Debentures	-	-	100,000	-
Promissory note			230,000	-
Dividends paid	(95,100)	(88,998)	(95,100)	(88,998)
Shares buyback	-	(20,536)	(23,000)	(20,536)
Sale of shares	509	10,986	509	10,986

Cash used in (invested in) financing activities	(94,591)	(98,548)	147,394	(36,626)

Net increase (decrease) in cash and cash equivalents	(70,187)	25,948	(128,426)	(51,331)

Cash and cash equivalents at the beginning of the period	74,553	47,136	387,803	357,853
Cash and cash equivalents at the end of the period	4,366	73,084	259,377	306,522

Items not affecting cash:
Additional information:
Income tax and social contribution paid

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF VALUE ADDED FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Revenues
From services	-	-	2,379,787	1,897,794
Non-deductible loss write-off	-	-	(767)	-
Other revenue	-	-	307	217
	-	-	2,379,327	1,898,011
Inputs from third parties
Cost of services rendered	(101)	(35)	(23,694)	(43,674)
Material, electricity and outsourced services	(2,563)	(885)	(303,301)	(227,615)
Loss /recovery of asset value	-	-	-	39
	(2,664)	(920)	(326,995)	(271,250)

Gross value added	(2,664)	(920)	2,052,332	1,626,761

Depreciation and amortization	-	-	(110,290)	(90,530)
Net added value generated by the company	(2,664)	(920)	1,942,042	1,536,231

Added value received in transfer
Equity income	7,454	71,282	-	-
Financial revenues	11,747	8,272	29,519	21,976
Total added value to distribute	16,537	78,634	1,971,561	1,558,207

Personnel
Payroll and charges	-	-	1,397,670	1,022,620
Training	-	-	21,029	13,463
Management fees	5,252	1,572	962	999
Taxes, fees and contributions
Federal taxes	2,798	2,244	311,151	281,827
Municipal taxes	-	-	83,507	72,110
Value distributed to providers of capital
Interest and monetary variations	692	172	49,750	19,342
Rentals	62	69	98,986	72,903
Value distributed to shareholders
Non-controlling interest	-	-	773	366
Retained earnings /Recording of reserves	7,733	74,577	7,733	74,577

Value-added distributed	16,537	78,634	1,971,561	1,558,207

The notes are an integral part of the financial statements.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTENTS OF NOTES TO THE FINANCIAL STATEMENTS

We present the accompanying notes, an integral part of the Quarterly Information - ITR of Contax Participações S.A. and its subsidiaries, distributed as follows:

1.        General information

2.        Main accounting policies

3.        Main accounting judgment and sources of uncertainties in the estimates

4.        New IFRS pronouncements and interpretations still not effective and not early adopted by the Group

5.        Cash and cash equivalents, restricted cash and investments

6.        Trade accounts receivable (Consolidated)

7.        Taxes recoverable

8.        Deferred taxes (Consolidated)

9.        Prepaid expenses and other assets (Consolidated)

10.    Investment in subsidiaries

11.    Property, plant and equipment (Consolidated)

12.    Goodwill on investments

13.    Other intangible assets (Consolidated)

14.    Debentures and promissory notes

15.    Loans and financing (Consolidated)

16.    Salaries, payroll charges and benefits

17.    Finance leasing (Consolidated)

18.    Taxes payable

19.    Provisions (Consolidated)

20.    Other liabilities (Consolidated)

21.    Capital

22.    Reserves and equity valuation adjustments

23.    Treasury shares

24.    Non-controlling interest

25.    Revenue from continued operations (Consolidated)

26.    Operating segments

27.    Information on the nature of costs and expenses recognized in the income statement

28.    Income tax and social contribution

29.    Discontinued operation

30.    Earnings (loss) per share

31.    Financial instruments

32.    Share-based payments

33.    Related party transactions

34.    Business combinations

35.    Insurance coverage

36.    Commitments (Consolidated)

37.    Subsequent events

38.    Approval of the quarterly financial information - ITR

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

1.        INFORMATION

Contax Participações S.A. (the "Company"), established In July 2000, is a publicly-held company, listed in the BM&FBovespa, whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company is headquartered at Rua do Passeio no 48 a 56 (Parte), Centro – Rio de Janeiro – RJ.

The Company has (i) Contax S.A., Ability Comunicação Integrada Ltda. and Mobitel S.A., as direct subsidiaries, and (ii) TODO Soluções em Tecnologia S.A., BRC Empreendimentos Imobiliários Ltda, and Contax Sucursal Empresa Extranjera, Contax Colômbia S.A.S, Stratton Spain S.L. and GPTI Tecnologia da Informação S.A. as indirect subsidiaries. The Company and its subsidiaries are jointly referred to in this Quarterly Financial Information as “Company” or “Group”. The operations of the direct and indirect subsidiaries are as follows:

1.1.    Operations of Contax S.A.’s direct and indirect subsidiaries

1.1.1.         Contax S.A. (“Contax”) was established in December 2002, after changing the corporate name of the extinguished TNext S.A., an entity established in August 1998. Contax is a privately held company, whose corporate purpose is to provide tele-assistance services in general, offering a variety of integrated customer-consumer relationship services, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to tele-assistance services, among others.

1.1.2.         Ability Comunicação Integrada Ltda.

In September 2010, Contax acquired the entire control of Ability Comunicação Integrada Ltda. (“Ability”). Incorporated in June 2001, Ability is a limited liability company whose purpose is to provide services related to publicity and advertising, sales promotion, merchandising and marketing, campaign and publicity planning, publicity consulting, market and public-opinion research, among others.

1.1.3. Mobitel S.A.

On July 1, 2011, the Company took over Mobitel S.A. (“Dedic”) by merging its shares. Dedic, incorporated in November 1991, is a privately held company, whose corporate purpose is to provide tele-assistance services in general, offering a variety of integrated customer-consumer relationship services, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to tele-assistance services, among others.

1.1.4. TODO Soluções em Tecnologia S.A.

TODO Soluções em Tecnologia S.A. (“TODO”), established in September 2008, is a privately held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the full or partial management of the value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

1.1.5. BRC Empreendimentos Imobiliários Ltda.

In November 2009, Contax acquired BRC Empreendimentos Imobiliários Ltda. (“BRC”) for R$61. This acquisition aimed at separately developing and executing the real estate project included in the Selective Incentive Program for the adjacent region of Estação da Luz (“Nova Luz Program”), in the downtown area of the city of São Paulo.

1.1.6. Contax Sucursal Empresa Extranjera

Contax Sucursal Empresa Extranjera (“Contax Argentina”) was incorporated in September 2010 with an initial capital stock of R$817, in the city of Buenos Aires, Argentina. Contax Argentina’s corporate purpose is to provide tele-assistance services in general, offering integrated customer-consumer relationship services in Argentina.

In August 2011, the Company decided to discontinue Contax Argentina’s operational activities, a subsidiary incorporated in September 2010, in the city of Buenos Aires, Argentina. This operation was discontinued as it did not report the growth foreseen and required for an ongoing concern. The Group’s operations in Argentina will be maintained by Stratton Argentina S.A. (see Note 1.1.8).

1.1.7. Contax Colômbia S.A.S

Contax Colômbia S.A.S (“Contax Colômbia”) was incorporated on March 25, 2011, with initial capital of approximately R$1, in the city of Bogota, Colombia. Contax Colômbia’s purpose is to provide tele-assistance services in general, offering integrated customer-consumer relationship services in Colombia (Note 30).

1.1.8. Stratton Spain S.L.

In May 2011, Contax took over Stratton Spain S.L. (“Stratton Spain”), and its subsidiaries Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlance S/A, the latter through its subsidiary Contax Colômbia, (which, jointly integrate “Allus Group”). Allus Group is one of the largest contact center service provider in Latin America, with 22 units distributed in Argentina, Colombia and Peru with business activity in the United States and Spain (Note 35).

1.1.9. GPTI Tecnologia da Informação S/A.

In July 2011, Contax took over GPTI Tecnologia da Informação S.A. ("GPTI"), through its parent company "Dedic.” GPTI was incorporated in May 2008 and is a privately held company, whose corporate purpose is to provide information technology services in general, complete and customized development of software and integrated solutions, including full or partial management of the value chain of outsourced business processes in general; back office processing; customer relationship management, among others.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

1.2.    Integration of the Company’s activities with Portugal Telecom, SGPS

On January 25, 2011, the Managements of Contax and Dedic, an entity controlled by Portugal Telecom, SGPS, and its subsidiary GPTI (jointly referred to as “Dedic GPTI”), as they operate in the same business segment and their activities, customer base and services are complementary, and they proposed to shareholders, subject to certain conditions, the integration of their activities aiming at, primarily, strengthening their market positions.

1.2.1.   Dedic Share Merger into Contax

At the Extraordinary General Meeting held on July 1, 2011, Dedic Shares Merger was approved, pursuant to the Protocol and Justification for the Merger of Shares, and accordingly, Dedic became the Company’s wholly-owned subsidiary.

The Agreement for the Merger of Dedic Shares into Contax was executed, which, subject to certain conditions, provided for the summoning of these companies general meetings to resolve on the merger into Contax of shares issued by Dedic, accordingly, Contax’s capital increase which was determined based on the book value of Dedic shares, according to the equity valuation report issued by independent appraisers on May 7, 2011 (“Dedic Share Merger”). As a result of Dedic Share Merger, Contax issued new common and preferred shares which were received by the former shareholders of Dedic in replacement of Dedic shares then held thereby.

Contax’ Management contracted a fairness opinion, independently prepared by Banco BTG Pactual S.A. (“BTG Pactual”). According to the figures indicated in referred report, a swap ratio ranging between 0.0342 and 0.0417 for the common shares was pointed out and ranging between 0.0343 and 0.0418 for the preferred shares issued by Contax to each share issued by Dedic.

Based on this swap ratio range, the Managements of Contax and Dedic established a swap ratio of 0.0362 common share and 0.0363 preferred share issued by Contax for each share issued by Dedic. This swap ratio will be adjusted in view of eventual declaration of dividends, as well as in view of the assumption of debts by respective companies.

Pursuant to the CVM Guideline Report 35/2008, an independent special committee  was set up (“Special Committee”), liable for analyzing, evaluating and resolving on the swap ratio, purpose of Dedic Shares Merger. The Special Committee concluded that the swap ratio of Dedic shares by the Company shares was appropriate and from the Company’s viewpoint, equitable for the merger of shares issued by Dedic.

1.2.2. Purchase and sale of shares issued by CTX Participações S.A.

On this same date, shareholders of CTX Participações S.A. (“CTX”), AG Telecom Participações S.A. (“AG Telecom”), L.F. Tel S.A. (“L.F. Tel”), Fundação Atlântico de Seguridade Social (“FASS”), Portugal Telecom SGPS and Portugal Telecom Brasil S.A. (jointly “Portugal Telecom”) reached an agreement to become shareholders of CTX in operations that resulted in the acquisition of 100% shares currently held by BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI (“PREVI”), Fundação Petrobras de Seguridade Social – PETROS (“PETROS”) and Fundação dos Economiários Federais – FUNCEF (“FUNCEF”).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Through CTX Share Purchase Agreements executed on this date, between AG Telecom and L.F. Tel, on the one hand, and PREVI, PETROS and FUNCEF, on the other hand; between Portugal Telecom, on the one hand, and BNDESPAR, on the other hand and Portugal Telecom, on the one hand, and PREVI, PETROS and FUNCEF, on the other hand (“Purchase Agreements”), subject to certain conditions:

(i)       AG Telecom and L.F. Tel acquired partial interest held by PREVI, PETROS and FUNCEF in CTX; and

(ii)     Portugal Telecom acquired 100% interest held by BNDESPAR, besides remaining interest held by PREVI, PETROS and FUNCEF in CTX.

With the conclusion of operations provided for in the Purchase Agreement, AG Telecom and L.F. Tel now hold 36.80% interest each one in the capital stock of CTX, and Portugal Telecom became a direct holder of shares representing 16.21% of CTX’s capital stock.

On this same date, Shareholders’ Agreement was entered into between AG Telecom, L.F. Tel, Portugal Telecom and FASS (“Shareholders’ Agreement”), in replacement of prevailing agreements, which shall rule their relationship as shareholders of CTX.

1.2.3. Parent Company CTX partial acquisition of shares issued by Contax held by Portugal Telecom / Parent Company CTX’s capital increase

According to the Share Purchase Agreement executed on the same date, subject to certain conditions, including the approval of Dedic Share Merger, CTX partially acquired common and preferred shares issued by Contax received by Portugal Telecom as a result of Dedic Share Merger (“Acquisition of Contax Shares”).

In addition, on the same date, the Share Subscription Agreement of CTX was executed, through which Portugal Telecom, AG Telecom, L.F. Tel and FASS undertook, subject to certain conditions, to approve CTX’s capital increase to be subscribed by Portugal Telecom and FASS (“CTX’s Capital Increase”).

Due to the Acquisition of Contax Shares and CTX’s Capital Increase and taking into account the swap ratio of Contax and Dedic approved by the Independent Special Committee, Portugal Telecom now holds a direct interest of 19.90% in CTX’s capital stock and a direct and indirect interest of 19.52% in Contax’s capital stock, and FASS maintained its direct interest of 10.18% in CTX’s capital stock and an indirect interest of 3.48% in Contax’s capital stock.

1.2.4. Ownership structure after the operations mentioned above

After the conclusion of the aforementioned corporate operations, the ownership structure of Parent Company CTX and Contax is as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

(i) Ownership structure of CTX after the conclusion of the aforementioned operations:

Shareholder	Common shares	Common shares - %

AG Telecom	784,730,222	24.12
L.F. Tel	1,137,460,810	34.96
Luxemburgo Participações S.A.	352,730,588	10.84
FASS	331,151,534	10.18
Portugal Telecom	647,451,385	19.90
Directors	10	-
Total	3,253,524,549	100

(ii) Ownership structure of Contax (thousands of shares) after the conclusion of the aforementioned operations:

Shareholder	Common shares	Common shares - %	Preferred shares	Preferred shares - %	Total

CTX Participações S.A.	17,871	72.70	4,136	10.40	22,007
Portugal Telecom	0,000	0.00	2,782	7.00	2,782
Outstanding shares	6,695	27.30	32,800	82.60	39,495
TOTAL	24,566	100.00	39,718	100.00	64,284

1.3.    New restricting rules on outsourced services

Currently, there is no specific legislation referring to outsourced services in Brazil. The Judiciary Branch has been discussing the issue through Precedent 331 of Labor Superior Court (TST), which authorizes the outsourcing of companies’ “ancillary activity”.

In 2009, the Regional Labor Court (TRT) of Minas Gerais rendered a decision against a wireless operator, forbidding it from outsourcing its contact center and telemarketing activities. Also on this matter, another wireless company filed a complaint at the Federal Supreme Court (STF), evidencing that subsequent law to TST Precedent 331 could not be revoked by it and that outsourcing in telecommunication operations is mentioned by laws in view of specialization and interests, including the national security interest, due to the nature of the activity performed.

In November 2010, the STF Justice who accepted this thesis in injunction deemed as legal the outsourcing of telecommunication operations.

Since there is no specific legislation on outsourced services, as well as labor relations deriving therefrom, and the lawmaker’s need of ratifying the concepts on this issue, the Legislative Branch found reasons to propose four (4) bills on this issue, three (3) of which are in progress at the National Congress and one (1) at the President’s Chief of Staff. New proposals establish restrictions on the outsourcing in several sectors, including contact center, thus, revealing a restricted scenario to the Company’s customers.

Labor court decisions and the enactment of eventual laws setting restrictions on the outsourcing will characterize a stricter scenario within the scope of services currently allowed. In addition, other government measures may affect the positioning of the Company’s current and potential customers, if outsourcing is not an option, thus, causing negative effects on its operations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

1.4.    Net working capital

The consolidated financial information related to the quarter and nine-month period ended September 30, 2011 reflect the effects from the recent acquisitions, with the decrease in the Company’s cash and cash equivalents and accordingly, increase in current and non-current liabilities in view of the obligations assumed with said acquisitions. On September 30, 2011, the Company recorded consolidated negative net current assets in the amount of R$436,829 (consolidated positive net current assets of R$97,597 on December 31, 2010). The Management has been analyzing measures to extend its debt term and improve its current ratio.

2.        MAIN ACCOUNTING POLICIES

2.1.    Declaration of compliance

The Company's Quarterly Financial Information - ITR comprises:

•            The consolidated financial information prepared pursuant to the International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board – IASB, and the accounting practices adopted in Brazil, referred to as Consolidated – IFRS and BR GAAP; and

•            The individual financial information of the parent company, prepared pursuant to the accounting practices adopted in Brazil, referred to as Parent – BR GAAP.

The accounting practices adopted in Brazil comprise the practices included in the Brazilian Corporate Law, and in the Technical Pronouncements, Guidelines and Interpretations issued by the Brazilian Accounting Standards Board (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM).

In the individual financial information, investments in subsidiaries are recorded using the equity accounting method, pursuant to the Brazilian law. Therefore, these separate financial statements are not considered to be in compliance with the IFRS, which require that such investments be reported at their fair value or cost in the parent company's separate financial statements.

As there is no difference between the consolidated shareholders' equity and the consolidated income attributable to shareholders of the parent company, included in the consolidated financial information prepared pursuant to the IFRS and the accounting practices adopted in Brazil, and the shareholders' equity and income of the parent company, included in the separate financial information prepared pursuant to the accounting practices adopted in Brazil, the Company has chosen to present the separate and consolidated financial information side by side.

2.2.    Basis of preparation

The financial information has been prepared under the historical cost convention, except for certain financial instruments measured at fair value, as described below. The historical cost is usually based on the fair value of the consideration paid in exchange for assets.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

In addition, no significant changes occurred in the accounting policies, in relation to those stated in the Note 3 to the Company’s annual financial statements for the year ended December 31, 2010.

2.3.       Basis of consolidation

The consolidated financial information includes the financial statements of the Company and of its subsidiaries, on the same reporting date and under the same accounting practices. Control is obtained when the Company has the power to control the financial and operating policies of an entity in order to derive benefits from its activity.

Thus, the balance sheet, statements of income and comprehensive statements of income consolidation process corresponds to the sum of respective assets, liabilities, revenues and expenses, added by the following eliminations between the Parent Company and its direct or indirect subsidiaries: (I) interest in the capital stock, reserves, retained earnings/accumulated losses and investments, (ii) checking account balances and other assets and/or liabilities, (iii) material transactions effects, (iv) non-controlling interest and subsidiaries shareholders’ equity.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The results of subsidiaries acquired or sold during reporting periods are included in the consolidated statement of income and comprehensive income from the acquisition date through the disposal date, where applicable.

Whenever necessary, the financial information of the subsidiaries are adjusted to adapt their accounting policies to those determined by the Group. All transactions, balances, revenues and expenses among the companies included in the consolidated financial information (intragroup) are eliminated in full.

The Company’s financial information stated herein comprises the financial information of the following direct and indirect subsidiaries:

Tele-assistance services in general	Control	Interest

Contax	Direct	100%
Dedic	Direct	100%
Contax Argentina (discontinued operation)	Indirect	100%
Contax Colômbia	Indirect	100%
Stratton Spain	Indirect	100%

Trade marketing
Ability	Direct	100%

Information Technology
GPTI	Indirect	100%
TODO	Indirect	80%

Nova Luz Project
BRC	Indirect	100%

The figures of the balance sheets, as of September 30, 2011 and December 31, 2010 of the main items of the consolidated financial information of direct and indirect subsidiaries are shown in the chart below:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Direct subsidiaries					Indirect subsidiaries
	Contax		Ability		Dedic	TODO		Contax Colombia	GPTI	Stratton Spain
	9/30/2011	12/31/2010	9/30/2011	12/31/2010	9/30/2011	9/30/2011	12/31/2010	9/30/2011	9/30/2011	9/30/2011

Assets:
Current	5,268	473,740	29,247	28,929	146,839	35,743	25,644	49,788	33,609	54,786
Non-current	561,050	647,590	36,518	34,598	225,809	7,704	5,789	224,272	3,783	26,965
Total assets	566,318	1,121,330	65,765	63,527	372,648	43,447	31,433	274,060	37,392	81,751

Liabilities:
Current	40,288	427,719	29,680	26,619	74,451	29,546	21,406	26,612	30,155	44,197
Non-current	40,501	402,286	4,698	10,438	250,122	38	27	29,962	59,337	8,541
Shareholder's equity	485,529	291,325	31,387	26,470	48,075	13,863	10,000	217,486	(52,100)	29,013
Total liabilities and shareholder's equity	566,318	1,121,330	65,765	63,527	372,648	43,447	31,433	274,060	37,392	81,751

The financial information referring to the balance sheets of indirect subsidiaries BRC, Contax Argentina (discontinued operation – see Note 29) has not been reported given their irrelevant balances.

The financial information referring to the statement of income of indirect and direct subsidiaries is disclosed in the attachments to the Quarterly Financial Information – ITR.

3.        KEY ACCOUNTING JUDGMENTS AND SOURCES OF UNCERTAINTIES IN ESTIMATES

When applying the Group’s accounting policies (Note 2), Management must make judgments and prepare estimates regarding the book value of assets and liabilities that are not easily obtained from other sources.

Estimates and assumptions are continuously revised and are based on the track record experience and other factors, including expectations of future events deemed as reasonable for the circumstances. These estimates and assumptions may differ from actual results. Effects deriving from revisions of the accounting estimates are recognized in the revision period.

Relevant estimates and assumptions for the financial information are listed below:

3.1.                          Revenue recognition

The Group recognizes revenue on an accrual basis, when services are provided, except for certain performance-based services, which are recognized after measurement and acceptance by the customer. Most contract revenues are calculated based on indicators such as number of workstations, conversation time, and performance goals. Revenue is calculated based on information available in the Information Technology (IT) systems regarding the volume of data services provided to each customer. Revenues from performance-based services are calculated based on data available in the IT systems of the Company and of its customers. Additionally, we usually designate operations managers to revise, reconcile and discuss these indicators with customers. Some revenue adjustments are recorded after these discussions.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

3.2.                          Held-to-maturity financial assets

Management has revised the Group’s financial assets in conformity with capital maintenance and liquidity requirements, and confirmed its intention and capacity to hold these assets to maturity. The book value of held-to-maturity financial assets is R$93,692 (R$69,869 on December 31, 2010). Details on these assets are mentioned in Note 31.

3.3.                          Operating Lease Commitments – Group as a Lessor

The Group has contracted commercial leases for computer equipment and furniture. The Group has determined, based on an assessment of the terms and conditions of the contracts that assumes all the significant risks and rewards of ownership of such assets; therefore, the Company accounts for the contracts as operating leases.

3.4.                          Impairment of goodwill

To determine if goodwill is impaired, it is necessary to estimate the value in use of the cash-generating unit goodwill was allocated to. The calculation of the value in use requires that Management estimates the future cash flow expected to be derived from the cash-generating unit, and the appropriate discount rate for the present value to be calculated.

The goodwill book value on September 30, 2011 is R$338,075 (R$49,081 on December 31, 2010).

3.4.1 Allocation of goodwill to the cash generating units

For the purposes of impairment test, the goodwill book value was allocated to the following cash generating units, as follows:

i.               Tele-assistance services in general

The recoverable value of these cash generating units is based on the calculation of the value in use, employing cash flow projections based on five-(5) year financial budget approved by the Management, discount and growth rates as follows:

Cash generating units	Discount rate	Constant growth rate
Dedic	13.3% p.a.	10.4% p.a. *
Allus Colômbia (“Multienlace”)	11.4% p.a.	9.25% p.a.
Allus Peru (“Stratton Spain”)	12.5% p.a.	16.7% p.a.
Allus Argentina (“Stratton Spain”)	25.2% p.a.	16.6% p.a.

*Dedic’s constant annual growth rate is safe from tne expiration of certain agreements estimated in projections.

The cash flows referring to the tele-assistance services in general cash generating unit were extrapolated at the constant annual growth rates as per chart above. Management believes that any type of eventual reasonable change in key assumptions, in which the recoverable value is based, would not lead the book value to exceed total recoverable value of the respective cash generating unit mentioned above.

ii.             IT services in general

The recoverable value of this cash generating unit (“GPTI") is based on the calculation of the value in use, employing cash flow projections based on five-(5) year financial budget approved by the Management and annual discount rate of 13.6%.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Cash flows referring to the IT services in general cash generating unit were extrapolated at a constant annual growth rate of 10.5%.

Management believes that any type of eventual reasonable change in key assumptions, on which the recoverable value is based, would not result in total book value exceed total recoverable value of this cash generating unit.

iii.           Publicity and advertising services

The recoverable value of this cash generating unit is based on the calculation of the value in use, employing cash flow projections based on five-(5) year financial budget approved by the Management and annual discount rate of 16.6%.

Cash flows referring to the publicity and advertising services cash generating unit were extrapolated at a constant annual growth rate of 20%.  Management believes that any type of eventual reasonable change in key assumptions, on which the recoverable value is based, would not result in total book value exceed total recoverable value of this cash generating unit.

Specifically in relation to goodwill due to future profitability in Ability equity interest (indefinite life intangible), the Management in August 2011, after completing one (1) year as of the date of its acquisition, carried out the impairment test and concluded that any recording of provision for goodwill impairment would not be necessary. Main assumptions the Company employed in this test are in line with those mentioned above for the “publicity and advertising” cash generating unit and compatible with results reported in the nine-month period ended September 30,2011, as described in Note 26.

3.5.                          Useful life of property, plant and equipment items

As described in Note 11, the Group revises the estimated useful life of property, plant and equipment items on a yearly basis, at the end of each reporting period.

3.6.                          Assessment of financial instruments

The Group uses assessment techniques that include information that is not based on observable market data to estimate the fair value of certain types of financial instruments. Note 31 provides further detail on the main assumptions used in the determination of the fair value of financial instruments, as well as the sensitivity analysis of these assumptions.

3.7.                          Non-Financial Assets Impairment Loss

An impairment loss occurs when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The calculation of fair value less costs to sell is based on available information on sale transactions for similar assets or market prices less additional costs to dispose of such asset. The calculation of the value in use is based on the discounted cash flow model. Cash flows derive from the budget for the next 5 years and do not include reorganization activities the Group has not committed with yet, or significant future investments that will improve the asset base of the cash-generating unit being tested for impairment. The recoverable value is sensitive to the discount rate used in the discounted cash flow method, as well as to expected future cash flows to be received, and to the growth rate used for extrapolation purposes.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

3.8.                          Share-based Payment Transactions

The Group measures the cost of share-settled transactions with executives based on the fair value of the equity instruments at the grant date. The estimated fair value of share-based payments requires that the most suitable assessment model be determined for the granting of equity instruments, which depends on the terms and conditions of the grant. This also requires that the most appropriate data be determined for the assessment model, including the expected life of the option, volatility and dividend yield, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are reported in Note 32.

3.9.                          Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the value and timing of future taxable results. Given the long-term nature and the complexity of existing contracts, differences between the actual results and the assumptions adopted or future changes in such assumptions could require future adjustments to the tax income and expense already recorded. The Group records provisions, based on applicable estimates, for possible consequences of auditing by tax authorities of the respective jurisdictions where it operates. The amount of such provisions is based on several factors, such as prior experiences with fiscal audits and different interpretations of the tax regulations by the taxable entity and by the tax authority in question. Such differences in interpretation may arise for the most diverse matters, depending on the conditions in force in the respective domicile of the Group’s entities.

3.10.                      Deferred and recoverable income tax and social contribution

The Group records assets related to deferred taxes resulting from temporary differences between the book value of assets and liabilities and their tax bases. Deferred tax assets are recognized to the extent that the Group expects to generate sufficient taxable profit based on projections and forecasts prepared by Management. Such projections and forecasts include several assumptions regarding the Group’s performance, foreign exchange rates, volume of services, other rates and factors that may differ from current estimates.

Under the current Brazilian tax legislation, tax losses do not expire for utilization. However, cumulative tax losses can only be offset up to 30.0% of the annual taxable profit. For further detail on deferred taxes, please refer to Note 8.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

3.11.                      Measurement at fair value of a contingent consideration

Contingent consideration in a business combination is measured at fair value on the date of acquisition as part of the business combination. If the contingent consideration is classified as a derivative, and, therefore, as a financial liability, it must be subsequently remeasured at fair value on the balance sheet date. The fair value is based on the discounted cash flow and the main assumptions take into account the probability of meeting each goal and the discount factor.

3.12.                      Provisions for Tax, Civil and Labor Risks

The Company is party in several legal and administrative proceedings, as described in Note 19. Provisions are recorded for all risks referring to the lawsuits that represent probable losses and which can be estimated with a certain degree of safety. The assessment on the probability of loss includes an analysis of available evidence, the hierarchy of laws, the available court precedents, the latest decisions of courts of law and their relevance in the legal system, as well as the opinion of external legal counsels. The Management believes that these provisions for tax, civil and labor risks are appropriately stated in the Quarterly Financial Information – ITR.

3.13.                      Provisions for payroll and related charges

Payroll and related charges are the most representative costs of the Group’s operations, and are calculated and accrued according to the payroll. Payroll and related charges include salaries, paid vacation, Christmas bonus (13th salary), social charges, profit-sharing plan for employees, and taxes on payroll, most of which is determined by the Brazilian labor law.

The provision for paid vacation considers that each employee has the right to thirty (30)-day paid vacation per year, corresponding to 133.3% of the monthly salary. The Group accrues a monthly provision for paid vacation until the benefit is paid, i.e., when the employees use their vacation. A monthly provision equivalent to one twelfth (1/12) of the monthly salary of each employee is accrued in the 13th salary provision until such benefit is paid. Benefits such as transportation and meal vouchers are recognized as expense on a monthly basis, when provided to employees.

The variable compensation plan paid to employees is based on the achievement of performance, financial and quality goals, and on individual goals of each employee, determined on a yearly basis. This provision is accrued on a monthly basis and recalculated at the end of the reporting period based on the best estimates of the goals met, as provided for in the annual budget. However, the final overall amount is only defined after being analyzed and approved by the Board of Directors.

3.14.          Seasonality

The Group does not suffer seasonality in its operations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

4.        NEW IFRS PRONOUNCEMENTS AND INTERPRETATIONS STILL NOT IN EFFECT AND NOT EARLY ADOPTED BY THE GROUP

4.1.       Pronouncements, interpretations and amendments to the rules effective on September 30, 2011 and without any relevant effects on the Company’s financial information.
  Interpretations and amendments to the following effective rules were issued and were effective on September 30, 2011, however, without any relevant effects on the Company’s Quarterly Financial Information (ITR):

Standard	Main requirements	Effective start date
Improvements to IFRSs - 2010	Amendment to several accounting pronouncements	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IFRS 1	Restricted exemption referring to IFRS 7 comparative disclosures for first-time adopters	Applicable to annual periods starting on or as of July 1, 2010
Amendments to IAS 24	Related parties disclosures	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IFRIC 14	Loan minimum requirement advance payments	Applicable to annual periods starting on or as of January 1, 2011
Amendments to IAS 32	Classification of issue rights	Applicable to annual periods starting on or as of February 1, 2010
IFRIC 19	Financial liabilities extinguishment through equity instruments	Applicable to annual periods starting on or as of July 1, 2010

4.2.  Pronouncements, interpretations and amendments to current rules not in force yet and not early adopted by the Company.

Standards and amendments to current rules were published and are mandatory for the Company’s annual accounting periods starting on or as of January 1, 2012. Nevertheless, these standards and amendments to the rules have not been adopted in advance by the Company.

Standard	Main requirements	Effective start date
IFRS 9 (as amended in 2010)	Financial instruments	Applicable to annual periods starting on or as of January 1, 2013
Amendments to IFRS 1	Removal of fixed dates for IFRS first-time adopters	Applicable to annual periods starting on or as of July 1, 2011
Amendments to IFRS 7	Disclosures – transfers of financial assets	Applicable to annual periods starting on or as of July 1, 2011
Amendments to IAS 12	Deferred taxes – recovery of underlying assets when asset is measured by fair value model according to IAS 40	Applicable to annual periods starting on or as of January 1, 2012
IAS 28 (Revised in 2011) “Investments in Affiliated Companies and Shared Control Entities”	Revision of IAS 28 in order to include the amendments introduced by IFRS 10, 11 and 12	Applicable to annual periods starting on or as of January 1, 2013

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

IAS 27 (Revised in 2011), “Separate Financial Statements”	IAS 27 requirements related to the consolidated financial statements are replaced with IFRS 10. Separate financial statements requirements are maintained.	Applicable to annual periods starting on or as of January 1, 2013
IFRS 10 “Consolidated Financial Statements”

In replacement of IAS 27 in relation to the requirements applicable to the consolidated financial statements and SIC 12. IFRS 10 established a single consolidation model based on control, regardless of the nature of investment.

Applicable to annual periods starting on or as of January 1, 2013
IFRS 11 “Shared Agreements”

It removed the consolidation model proportional to shared control entities, only maintaining the model by the equity accounting method. It also removed the concept of “shared control assets”, only maintaining “shared control operations” and “shared control entities”.

Applicable to annual periods starting on or as of January 1, 2013
IFRS 12 “Interest in Other Entities Disclosures”	It increases disclosure requirements for entities which are or not consolidated over which entities have influence.	Applicable to annual periods starting on or as of January 1, 2013
IFRS 13 “Fair Value Measurements”

It replaces and consolidated all the guidance and requirements related to the fair value measurement contained in other IFRS pronouncements in a single pronouncement. IFRS 13 defines fair value, guides how to calculate fair value and disclosure requirements related to fair value measurement. However, it does not introduce any new requirements of amendment in relation to the items that should be measured at fair value, which remain in original pronouncements.

Applicable to annual periods starting on or as of January 1, 2013
Amendments to IAS 19 “Employee Benefits”

Removal of corridor approach, and actuarial gains or losses are recognized as other comprehensive income concerning pension plans and results of other long-term benefits, when incurred, among other amendments.

Applicable to annual periods starting on or as of January 1, 2013
Amendments to IAS 1 “Presentation of the Financial Statements”	It introduces the requirement that items recorded in other comprehensive income are separated and summed up among items which are and not are subsequently reclassified into profit and loss.	Applicable to annual periods starting on or as of January 1, 2013

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Taking into account the Company's current operations, Management does not expect that these new standards, interpretations and amendments will have relevant effects on the financial information as of their adoption.

CPC has not issued yet respective pronouncements and amendments related to the new and revised IFRS previously presented. As a result of CPC’s and CVM’s commitment to keep updated the set of rules issued based on the updates of the International Accounting Standards Board - IASB, these pronouncements and amendments should be issued by CPC and approved by CVM until the date of their mandatory adoption.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

5.        CASH AND CASH EQUIVALENTS, RESTRICT CASH AND FINANCIAL INVESTMENTS

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Current:
Cash and banks (i)	293	315	24,308	70,491
Restricted cash - Allus Group (v)	-	-	4,946	-
Financial investments (ii)	4,073	74,238	235,069	317,312
Total current	4,366	74,553	264,323	387,803

Non-current:
Restricted cash - Ability (iii)	-	-	2,194	2,013
Restricted cash - Allus Group (v)	-	-	28,446	-
Long-term investments (iv)	52,551	48,659	93,692	69,869
Total non-current	52,551	48,659	124,332	71,882

(i)        The amounts are held in a bank checking account given that the Company pays suppliers, taxes and payroll for accounts payable on the first day of each month.

(ii)      The financial investments are immediately convertible into a known cash amount and are subject to an insignificant risk of changing value. These financial statements, mainly refer to bank deposit certificates paid at the variation of Interbank Deposit Certificate – (CDI).

(iii)    As a partial guarantee to the payment of the additional price, as provided for in Ability’s Agreement, Contax offers all funds deposited in the secured account. The retained amount under the Agreement is invested in CDBs, paid at a weighted average rate of 99% of the CDI. On September 30, 2011, the balance of the restricted amount recorded in the non-current assets corresponded to R$2,194 (R$2,013 on December 31,2010), with maturity in August 2014 (Note 34.2).

The restricted amount deposited in a secured account will be released to the Seller in two annual installments (“annual release”), whereby (i) the first installment, due in the fourth year as of the Closing Date (August 16, 2010), will correspond to 50% of the amount resulting from the secured account, plus proportional earnings from the financial investments, and discounting the amounts corresponding to materialized contingencies (if applicable) and (ii) the second installment, due in the fifth year from the Closing Date, will correspond to the amount remaining in the secured account, after the release of the first installment, plus proportional earnings from the financial investment, and discounting the amounts corresponding to materialized contingencies (if applicable).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

(iv)    On September 30, 2011, the long-term investments, amounting to R$93,692 in the consolidated (R$69,869  on December 31, 2010) and R$52,551 in the parent company (R$48,659 on December 31,2010), are composed of bank deposit certificates (CDB), whose original maturities will be for the consolidated in 2014 (R$31,239) and in 2015 (R$44,064), and in 2016 (R$18,389) and in 2014 (R$31,239) and in 2015 (R$21,312) in the parent company and were acquired with the financial capacity and intention to be held in portfolio until maturity. These investments are valued by the acquisition cost, plus income earned against income for the year.

(v)      As partial guarantee to the payment of additional price, as provided for in Allus Agreement, Contax offers total funds deposited in the secured account. The amount retained subject to the Agreement is invested in CDBs, yielded at 99% weighted average rate of CDI. On September 30,  2011, the balance of restricted amount recorded in  current and non-current assets, corresponding to R$4,946 and R$28,446, respectively to mature within the next 36 months, with annual checks and 18 months according to the revenues deriving from services rendered to Telefônica or its affiliates by acquired companies (Note 34.1).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

6.        TRADE ACCOUNT RECEIVABLES (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010
Customers
Related parties	10,373	12,118
Other customers (third parties)	337,809	164,184
	348,182	176,302

On September 30, 2011, out of balance of related parties accounts receivable, R$8,085 (R$3,886 on December 31, 2010) is payable by Brasil Telecom Fixa (Note 33).

Transactions with related parties account for 44% of the revenues from services rendered in the quarter ended September 30, 2011 (50% in the quarter ended September 30, 2010).

The breakdown of trade accounts receivable by maturity is shown below:

	Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010

Overdue	321,021	162,517
Overdue by 30 days	21,694	7,883
Overdue from 31 to 60 days	1,107	1,794
Overdue from 61 to 90 days	517	797
Overdue from 91 to 180 days	773	2,422
Overdue for over 180 days	4,609	889
	349,721	176,302

The allowance for doubtful account is broken down as follows:

Consolidated
(IFRS and BR GAAP)
2011

Balance on December 31,2010	-
Allowance for doubtful accounts	(1,171)

Balance on June 30, 2011	(1,171)

Allowance for doubtful accounts	(368)

Balance on September 30, 2011	(1,539)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

To determine the recovery of a receivable, the Company considers any changes to its quality as of the date the credit was granted up to the date the results are disclosed. Credit risk concentration is limited due to the large basis of independent customers. Therefore, the Company believes that provision for additional loss will not be required in addition to that one recorded on September 30, 2011.

The allowance for doubtful accounts represents R$918 in Contax, R$284 in Multienlace S.A. (“Multienlace"), direct subsidiary of Contax Colombia and R$337 in GPTI.

Below, the breakdown of doubtful accounts by maturity period:

Consolidated (IFRS and BR GAAP)
9/30/2011

Overdue from 91 to 180 days	179
Overdue for over 180 days	1,360

1,539

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

7.        RECOVERABLE TAXES

	Parent Company (BR GAAP)
	9/30/2011		12/31/2010
	Current	Non	Current	Non
		current		current

Recoverable income tax	54	-	32	-
Recoverable social contribution	14	-	11	-
Withholding income tax - IRRF (i)	814	4,830	879	5,056
	882	4,830	922	5,056

	Consolidated (IFRS e BR GAAP)
	9/30/2011		12/31/2010
	Current	Non	Current	Non
		current		current

Recoverable income tax	-	1,606	32	-
Recoverable social contribution	-	-	11	-
Withholding income tax-IRRF (i)	14,919	5,339	4,638	5,273
Withheld PIS/COFINS/CSLL	6,470	5	1,815	-
INSS recoverable	675	-	389	-
ISS recoverable (ii)	5	8,442	11	5,110
IVA recoverable (iii)	2,565	-	-	-
Other taxes recoverable	142	-	237	-
	24,776	15,392	7,133	10,383

(i)         Withheld income tax on financial investment redemptions.

(ii)        The ISS recoverable is classified as non-current assets due to the refund maturities with municipal agencies.

(iii)      Tax on added value verified by foreign subsidiaries.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

8.        DEFERRED TAXES (CONSOLIDATED)

Deferred income tax and social contribution on the final dates of the fiscal periods refer to:

	Consolidated (IFRS and BR GAAP)
	9/30/2011				12/31/2010
	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL	Temporary differences	Income tax	Social contribution	Total IRPJ/CSLL
Assets:

Depreciation	5,315	5,530	479	6,009	19,148	4,786	1,724	6,510
Provisions	109,614	27,404	9,865	37,269	74,411	18,603	6,697	25,300
Goodwill from investment and other (i)	108,962	27,241	9,808	37,049	80,555	20,139	7,250	27,389
Profit sharing program	5,566	1,391	502	1,893	12,762	3,191	1,149	4,340
Tax loss	159,309	41,849	14,339	56,188	2,150	537	193	730
Deferred income tax and social contribution - assets	388,766	103,415	34,993	138,408	189,026	47,256	17,013	64,269

Liabilities:
Goodwill (allocated amount) (ii)	150,383	39,648	5,667	45,315	-	-	-	-
Deferred income tax and social contribution - liabilities	150,383	39,648	5,667	45,315	-	-	-	-

(i)     On December 21, 2010, Contax transferred the control of Ability to the Company through a partial spin-off of assets, as well as the liabilities mentioned above (contingent consideration amounting to R$40,501 in non-current liability and R$5,184 in current liability according to the balance as of September 30, 2011). Therefore, goodwill previously recorded in Contax was transferred to Ability’s records as tax credit in the approximate amount of R$25 million, according to the balance as of September 30, 2011, pursuant to CVM Rule no. 319/99 and to the Technical Interpretation ICPC 09 (Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Use of the Equity Accounting Method). In addition, the Company has a tax credit referring to the goodwill recorded at Multienlace, based on the balance of the transferring balance sheet as of April 30, 2011, calculated based on the effective rate in the country of origin (33% - Colombia) in the approximate amount of R$11 million.

(ii)   On May 1 and July 1, 2011, the Company took over Allus Group and Dedic/GPTI, respectively. The amount of goodwill allocated to Allus Group’s customer portfolio and brand and Dedic/GPTI’s customer portfolio and fixed assets, generated a tax debt of R$24,825 and R$24,411, respectively. In addition, during the quarter ended September 30,2011, the income tax liability was reversed, in view of the amortization of balances referring to Allus Group’s customer portfolio and brands acquired on July 1,2011.

As required by CVM Rule 371/02, in the fiscal year ended December 31, 2010, the Company’s Management conducted economic feasibility studies which were approved by the Company’s Management bodies, pointing to tax credits full realization until 2015, as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Consolidated (IFRS and BR GAAP)

2011	36,075
2012	47,409
2013	26,515
2014	13,950
2015	14,459

138,408

(i)       Technical studies prepared about future taxable income consider estimates related, among other things, to the Company’s performance, as well as the behavior of operating markets and certain economical aspects. Actual amounts may differ from the adopted estimates.

9.        PREPAID EXPENSES AND OTHER ASSETS (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010

Payments in advance (i)	43,163	28,452
Bank blocked funds	4,839	2,574
Other credits (ii)	2,566	2,382

	50,568	33,408

Current	45,372	30,835
Non-current	5,196	2,573

(i)             These basically refer to advances to suppliers, advances of payroll, vacation and transportation ticket to employees;

(ii)           These basically refer to other accounts receivable.

10.    INVESTMENTS IN SUBSIDIARIES

Below, the breakdown of investments in subsidiaries, stated in the individual financial statements (Parent Company):

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Direct subsidiaries
	Contax	Ability	Dedic (i)	Total
Balance on December 31, 2010	290,478	26,470	-	316,948

Increase in investments	-	-	86,701	86,701

Equity income [ii]	25,303	4,917	(22,765)	7,455

Dividends	(74,654)	-	-	(74,654)

Equity valuation adjustment	10,161	-	-	10,161

Balance on September 30, 2011	251,288	31,387	63,936	346,611

(i)             As disclosed in Note 1.1.3, in July 2011, through share merger, the Company took over Dedic and its subsidiary GPTI.

(ii)           Contax direct subsidiary’s results include losses of indirect subsidiary, Contax Argentina, which had its operations discontinued in August 2011 (Note 1.1.6)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

11.    PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

	Telecom and IT Equipment (i)	Furniture and fixture (i)	Facilities in third-party properties (ii)	Construction in progress (iii)	Buildings	Lands	Energy equipment	Transmission	Other	Total
Cost

On December 31, 2010	405,006	98,163	283,993	35,199	3,028	831	31,402	3,247	25,638	886,507
Additions	9,626	491	421	7,694	-	-	370	193	509	19,304
Transfers	(8)	8	-	-	-	-	-	-	-	-

On March 31, 2011	414,624	98,662	284,414	42,893	3,028	831	31,772	3,440	26,147	905,811
Additions	9,819	5,534	2,815	14,052	-	-	-	44	1,850	34,114
Transfers	37	26	112	-	-	-	-	580	(755)	-
Write-offs	(8)	(31)	(786)	-	-	-	-	-	-	(825)
Acquisitions through business combinations (iv)	7,604	7,172	5,973	-	-	-	1,948	11,305	3,718	37,720

On June 30, 2011	432,076	111,362	292,528	56,945	3,028	831	33,719	15,370	30,960	976,820
Additions	11,635	7,340	5,406	9,840		-	1,626	6,422	4,791	47,061
Transfers	-	-	96	-	-	-	-	-	(96)	-
Write-offs	(10)	(30)	(166)	-	-	-	-	(135)	(4,726)	(5,066)
Acquisitions through business combinations (v)	17,667	21,639	29,929	-	-	-	586	22,867	27,959	120,647

On September 30, 2011	461,368	140,311	327,793	66,785	3,028	831	35,931	44,523	58,888	1,139,463

On December 31, 2010	(316,562)	(44,170)	(100,548)	-	(322)	-	(9,349)	(1,991)	(7,692)	(480,634)
Amortization	(12,460)	(2,808)	(7,193)	-	(29)	-	-	-	(1,525)	(24,015)
Transfers	2	(2)	-	-	-	-	-	-	-	-

On March 31,2011	(329,020)	(46,980)	(107,741)	-	(351)	-	(9,349)	(1,991)	(9,217)	(504,649)
Amortization	(11,782)	(2,872)	(7,449)	-	(32)	-	(1,058)	(122)	(870)	(24,185)
Transfers	-	-	-	-	-	-	-	322	(322)	-
Write-offs	8	-	446	-	-	-	-	-	-	453

On June 30,2011	(340,794)	(49,850)	(114,743)	-	(382)	-	(10,406)	(1,790)	(10,408)	(528,379)
Amortization	(12,802)	(5,489)	(11,644)	-	(29)	-	(1,117)	(5,710)	(4,130)	(40,921)
Write-offs	5	16	-	-	-	-	-	6	2,187	2,218

On September 30, 2011	(353,591)	(55,323)	(126,387)	-	(411)	-	(11,522)	(7,494)	(12,351)	(567,083)

Net property, plant and equipment

On December 31, 2010	88,444	53,993	183,445	35,199	2,706	831	22,053	1,256	17,946	405,873
On September 30, 2011	107,777	84,988	201,406	66,785	2,617	831	24,409	37,029	46,537	572,379

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The chart below shows the annual depreciation weighted average rates, which have been defined according to the Group's assets economic useful lives:

Average weighted annual depreciation rate - %

Telecom and IT equipment	25.33%
Furniture and fixture	12.5%
Facilities in third-party properties	10% to 20%
Buildings	7%
Energy equipment	10%
Transmission equipment	10%
Other	13%

(i)        The acquired assets’ monthly depreciation rates under the items “IT and telecom equipment” and “furniture and fixtures” were reviewed due to the reduction of its economic useful life estimate. The evaluation studies to determine the new economic useful lives of these assets were prepared in accordance with the rules of Brazilian Association of Technical Rules (ABTN) by a specialized consultant qualified for this type of activity and supported by technical appraisal reports.

(ii)      The depreciation rates of facilities in third party’s properties consider the effectiveness term of the real estate lease agreements, which varies from five (5) to ten (10) years. The Company may renew the agreements for the same period.

(iii)    Constructions in progress mainly record the expenses related to new constructions and installations of equipment until their startup, when they are reclassified into the corresponding operational assets accounts. The additions occurred in this period are expressed by the net amount of transfers.

(iv)    Amount referring to the fixed assets recorded in Allus Group companies on the reference date of April 30, 2011, whose controlling interest was acquired by Contax in May 2011.

(v)      Amount referring to the fixed assets recorded in Dedic and GPTI on the reference date of September 30, 2011, whose controlling interest was acquired by the Company in July 2011.

Finance lease

Assets acquired through finance lease agreements as ruled by CVM Resolution 554/08, which approved the Technical Pronouncement CPC 06 (leasing operations), were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated R$502 and R$529 increases in depreciation on September 30, 2011 and 2010, respectively.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The book value of property, plant and equipment held under finance lease agreements on September 30, 2011 was R$1,618 (R$2,120 on December 31, 2010).

12.    GOODWILL ON INVESTMENTS

On July 1, 2011, the Company took over Dedic by merging its shares (Note 1.1.3). The operation’s market value was R$118,097, of which R$31,396 refers to goodwill based on the economic value, in view of future profitability (See Note 34.1).

On May 18, 2001, all shares issued by the companies composing Allus Group (Note 34.1) were transferred to subsidiaries Contax S/A and Contax Colômbia S.A.S pursuant to the purchase and sale agreement entered into between the parties for R$246,262, of which R$161,978, as goodwill based on its economic value, in view of future profitability estimate (non-allocated goodwill amount).

In September 2010, Contax acquired full control of Ability for R$72,585, of which R$74,365 as goodwill based on its economic value, due to the estimate of business’ future profitability (Note 34.2). On December 21, 2010, Contax transferred the control of Ability to the Company, by means of a partial spin-off and the transfer of R$49,081 as net goodwill of the tax credits to the Company. Ability recognized R$25,284  as deferred income tax and social contribution in consolidated and as investment in the parent company.

	Parent Company (BR GAAP)	Consolidated (IFRS and BR GAAP)

On December 31, 2010 (i)	49,081	49,081
Additions - Acquisition of Allus Group
Goodwill from future profitability (ii)	-	161,978

On June 30, 2011	49,081	211,059
Additions - Acquisition of Dedic/GPTI
Goodwill from future profitability (ii)	31,396	31,396
Goodwill from future profitability (iii)	-	95,619

On September 30, 2011	80,477	338,075

(i)             Goodwill amounting to R$49,081 (net of tax effects) allocated to the publicity and advertising reportable segment.

(ii)           Tele-assistance services in general reportable segment.

(iii)          IT services in general reportable segment.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

13.    OTHER INTANGIBLE ASSETS (CONSOLIDATED)

	Data Processing System (ii)	Brands and Patents	Customer Portfolio (Acquisition of Allus Group)	Customer Portfolio (Dedic\GPTI) (iii)	Brands (Acquisition of Allus Group)	Total

Cost

On December 31, 2010	192,885	82	-	-	-	192,967
Additions	1,341	-	-	-	-	1,341

On March 31, 2011	194,226	82	-	-	-	194,308
Additions	15,571	233	-	-	-	15,804
Acquisitions from business combinations (i)	-	-	69,775	-	5,257	75,032
Write-off	(73)	-	-	-	-	(73)

On June 30, 2011	209,724	315	69,775	-	5,257	285,071
Additions	26,894	479	-	-	-	27,374
Write-offs	(142)	(263)	-	-	-	(405)
Acquisitions through busines combinations (iii)	34,264	1,917	-	46,661	-	82,842

On September 30, 2011	270,742	2,447	69,775	46,661	5,257	394,881

Accumulated Amortization

On December 31, 2010	(123,894)	-	-	-		(123,894)
Additions	(6,949)	-	-	-		(6,949)

On March 31, 2011	(130,843)	-	-	-	-	(130,843)
Additions	(7,647)	(7)	-	-	-	(7,654)

On June 30, 2011	(138,490)	(7)	-	-	-	(138,497)
Additions	(15,167)	(24)	(1,962)	-	(821)	(17,975)
Write-offs	-	-	-	-	-	-

On September 30, 2011	(153,656)	(32)	(1,962)	-	(821)	(156,472)

Net intangible assets

On December 31, 2010	68,991	82	-	-	-	69,073
On September 30, 2011	117,086	2,415	67,813	46,661	4,436	238,409

(i)              As disclosed in Notes 1.1.8, 12 and 34, Allus Group was acquired by Contax and Contax Colômbia for the total amount of R$246,262. During the process of adopting the Technical Pronouncement CPC 15 – Business Combinations (corresponding to IFRS3), other intangible assets were identified, such as trademarks and customer portfolio (i.e. non-contractual relationship with customers).

(ii)            According to the Management, the useful life of software is 5 (five) years.

(iii)           As reported in Note 1.1.3, Dedic was acquired through the merger of its shares for the total amount of R$118,097. When applying Technical Pronouncement CPC 15 - Business Combination (corresponding to IFRS 3) other intangible assets were identified, such as customer portfolio.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

14.  DEBENTURES AND PROMISSORY NOTES

14.1.          Private debentures (Company as borrower)

On August 2, 2011 and April 20, 2011, the Company raised the amounts of R$16,660 and R$57,250, respectively, deriving from the private issue of debentures, approved at the Board of Directors Meeting held on May 31, 2011, as follows:

			Number of	Value at	Annual
	Issue	Type of	Outstanding	Issue	Financial
Series	Date	Issue	Debentures	Date	Charges	9/30/2011
1st Series	4/20/2011	Private	3,525	35,250	105% CDI
Principal						35,250
Interest						1,960
Withholding income tax						(441)
						36,769

			Number of	Value at	Annual
	Issue	Type of	Outstanding	Issue	Financial
	Date	Issue	Debentures	Date	Charges	6/30/2011
2nd Series	4/25/2011	Private	2,200	22,000	105% CDI
Principal						22,000
Interest						1,212
Withholding income tax						(273)
						22,939

3rd Series	8/2/2011	Private	1,660	16,600	105% CDI
Principal						16,600
Interest						351
Withholding income tax						(79)
						16,872

						76,580

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Debentures were issued in three series and are not convertible into shares. The amortization period is one year for the 1st and 2nd series and two years for the 3rd series, as of the issue date.

14.2.          Public issue of debentures (Company as issuer)

On September 2, 2011, Contax issued 10,000 non-convertible debentures, approved at the Board of Directors Meeting held on August 22, 2011 amounting to R$100,000, as follows:

Serie	Issue Date	Type of Issue	Number of Outstanding Debentures	Value at Issue Date	Annual Financial Charges	9/30/2011
1st Series	9/1/2011	Public	100	100,000	100% CDI + 0.5% spread
Principal						100,000
Interest						10
Withholding income tax						(2)

						100,008

The debentures were issued in a single series and are not convertible into shares to mature on January 3, 2010.

These debentures were issued by Contax aiming at strengthening its operating working capital.

14.3.          Promissory notes (Company as issuer)

On July 29, 2011, Contax issued 115 promissory notes, approved at the Board of Directors Meeting held on May 31, 2011amounting to R$230,000, as follows:

Series	Issue Date	Type of Issue	Number of Outstanding Debentures	Value at Issue Date	Annual Financial Charges	9/30/2011
1st Series	7/29/2011	Public	115	230,000	100% CDI + 0.5% spread
Principal						230,000
Interest						6,864
Withholding income tax						(1,544)

						235,320

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The promissory notes were issued in a single series to mature on January 3, 2010. The promissory notes were issued aiming at strengthening its operating working capital.

15.    LOANS AND FINANCING (CONSOLIDATED)

15.1.          Loans and Financing

					Consolidated (IFRS and BRGAAP)
	Effectiveness			Financial
Object	Start	Maturity	Guarantees	Charges	9/30/2011	12/31/2010

In national currency - R$
Expansion of installed capacity (BNDES) (i)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a	109,092	150,033
Expansion of installed capacity (BNDES) (i)	05/2010	09/2016	Accounts receivable from OI clients	TJLP + 2.73% p.a	282,438	158,052
Acquisition of domestic machinery and equipment (BNDES)	05/2010	09/2016	Accounts receivable from OI clients	4.5% p.a	42,174	23,579
BNDES (Dedic)	05/2011	05/2017	Contax Part	TJLP+2.5% p.a.	17,287	-
Subtotal BNDES					450,991	331,664

Construction of the Santo Amaro site (BNB)	11/2009	03/2015	Accounts receivable from Net clients	10% p.a	51,189	51,203
Subtotal BNB					51,189	51,203

					502,180	382,867

In Foreign Currency
Bancolombia working capital	12/2008	12/2013	No guarantee	DTF (ii) + 2.15% p.a	29,881	-
Interbank working capital	03/2009	06/2014	Stand By	4.5% to 8.95% p.a.	8,488	-
BBVA working capital	03/2010	12/2013	Stand By	5% to 5.50% p.a	1,459	-
Banco Galicia working capital	06/2011	10/2011	No guarantee	9.50% to 11.50% p.a	275	-
Santander working capital	06/2011	11/2011	No guarantee	8.70% to 11.95% p.a	149	-
BCP working capital	08/2010	10/2013	Stand By	3.55% to 4.9% p.a	2,835	-
HSBC working capital	09/2011	10/2011	No guarantee	13.5% p.a.	4,850	-
Citibank working capital	09/2011	automatic	No guarantee	14.5% p.a.	1	-
Itaú working capital	09/2011	automatic	No guarantee	12.5% p.a.	4,177	-
Banco Macro working capital	09/2011	10/2011	No guarantee	15.25% p.a.	34	-
Factoring operation (iii)	-	90 days	Receivables	Libor + 1.75%	7,017
					59,166	-

					561,346	382,867

Current					162,180	64,873
Non-current					399,166	317,994

(i)    The annual long-term interest rate was 6.00% in 2011 and 2010.

(ii)   Fixed rate government bond (reference rate of the Colombian financial market)

(iii) Several maturities, anticipation of receivables in Colombia.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

15.2.          Summary of loans and financing

15.2.1.  Financing agreement with BNDES (Brazilian Development Bank)

Expansion of installed capacity – I

In August, 2007, Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services rendered, productivity and investing in marketing actions. The financing funds were released in five installments, the first of them in October 2007 and the last in November 2008.

The maturity date of the financial charges was quarterly until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as of October 15, 2009.

Contax contractually opted for tendering guarantees through sureties (Note 34) from financial institutions, in this case, not applicable to receivables structure and financial covenants on September 30, 2011. During the nine-month period ended September 30, 2011, sureties costs totaled R$417 (R$743 on September 30, 2010). Surety costs decreased as BNDES collateral was made through financial investment corresponding to three monthly installments of the agreements.

Expansion of installed capacity – II

In March 2010, Contax entered into a new loan agreement with BNDES in the amount of R$323,552, divided into two sub-loans:

Sub-loan “A” in the amount of R$281,455 destined to investments to increase the installed capacity and improve facilities, implement quality programs, train human resources and invest in Research and Development, within the scope of BNDES Program for the Development of the National Industry of Software and Information Technology Services – BNDES PROSOFT; and

Sub-loan “B” in the amount of R$42,097 destined to investments to acquire domestic machinery and equipment, classified into the criteria of the Special Agency of Industrial Financing - FINAME, required by the project.

Annual interest rate of 1.73% shall incur over the principal amount of sub-loan “A” plus the TJLP variation accrued of 1% p.a., while an annual interest rate of 4.5% shall incur over the sub-loan “B”.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The principal of debt will be settled in 60 monthly and consecutive installments, the first installment maturing on October 15, 2011 and the last installment maturing on September 15, 2016. Financial charges will mature on a quarterly basis between March 2010 and September 2011, and on a monthly basis from October 2011.

Contax will tender as guarantee the receivables deriving from the Services Agreement executed with Oi Fixa, TNL PCS S/A (“Oi Móvel”) and Telemar Internet Ltda.. Funding and control of these guarantees are summarized as follows, by order of priority:

1.      Billing control: in Banco Itaú’s special current account for Telemar Group receivables. Amounts are retained for 24 hours and after this period, they are released.

2.      Telemar Group makes payments on day 15 of every month, and this is the same day of installment maturity (principal + interest) of BNDES loan.

3.      Financial investments with monthly average yield of R$21,000.

In addition, Contax shall maintain during the effectiveness of this present agreement, a Debt Service Coverage Ratio (“Ratio”) equal to or higher than 1.65:

a)      Debt Service Coverage Ratio calculated by dividing the Earnings Before Interest, Tax, Depreciation and Amortization – EBITDA by Debt Service on a half-yearly basis;

b)    EBITDA corresponds to the operating income before the financial result, income tax and social contribution and depreciation and amortization expenses in the half year;

c)    The Debt Service corresponds to the amount of debt effectively paid to creditors as amortization of principal and interest rates in the half year.

Said Ratio will be verified (i) in the first half of the fiscal year, based on the financial information contained in the Quarterly Financial Information - ITR and (ii) at the fiscal year’s end based on the financial information contained in the Standardized Financial Statements – DFP. Contax reviewed the debt covenants referring to this financing agreement, and it concluded that said Ratio had been honored.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

On May 28, 2010 the first releases referring to this agreement were received, R$70,364 referring to the sub-loan “A” and R$10,524 referring to sub-loan “B.” On December 10, 2010 the following releases referring to this agreement were received, R$87,000 referring to sub-loan “A” and R$13,000 referring to sub-loan “B.” On March 22, 2011, the following releases referring to this agreement were received, R$70,364 referring to sub-loan “A” and R$10,524 referring to sub-loan “B.”

On May 16, 2011, Dedic entered into a loan agreement with BNDES amounting to R$17,123 with long-term interest rate (TJLP) plus 2.5% p.a. as working capital to expire on May 15, 2017.

15.2.2.  Loan agreement with Banco do Nordeste do Brasil S.A. (BNB)

In March 2010, Contax executed a loan agreement with BNB in the amount of R$51,000, aiming at financing the implementation of a new operating unit in the city of Recife, state of Pernambuco. The outstanding balance will be adjusted by a fixed rate of 10% p.a., including full performance bonus of 15%. The maturity of financial charges shall occur quarterly until March 2012, and then monthly between April 2012 and March 2015. The principal shall be paid in 36 monthly installments, from April 2012 to March 2015. As long as each installment is paid on the maturity date, the loan will bear interest rate of 8.5% p.a.; otherwise, the interest rate will be 10% p.a.

On September 21, 2010, the first release under this agreement was received for a total of R$29.880. On December 15, 2010 the second release under this agreement was received for a total of R$21,120.

15.2.3.  Working capital loans

In December 2008, Allus Group companies contracted several working capital loans with several financial institutions. On September 30, 2011, the total amount for these loans was R$59,166.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The loan and financing breakdown in the quarter ended September 30, 2011 is shown as follows:

	BNDES	BNB	BANCO INTERBANK	BANCO DE GALICIA Y BUENOS AIRES S.A.	HSBC	BANCO SANTANDER S.A.	ITAÚ	BANCOLOMBIA	BCP	BBVA	CITIBANK	BANCO MACRO	Factoring	TOTAL

On December 31, 2010	331,664	51,203	-	-	-	-	-	-	-	-	-	-	-	382,867
Acquisitions through business combinations	12,409	-	4,374	-	6	-	1,247	33,003	3,088	1,612	-	-	7,017	62,756
Release	147,504	-	13,137	9,721	5,575	509	4,751	-	-	-	1	211	-	181,409
Amortization - principal	(40,778)	-	(8,991)	(9,806)	(700)	(342)	(1,769)	(5,468)	(581)	(262)	-	(174)	-	(68,871)
Amortization - interest	(19,764)	(3,552)	(226)	-	-	-	(12)	(979)	(51)	(34)	-	-	-	(24,618)
Exchange variation	-	-	361	470	-	-	-	3,127	422	214	-	-	-	4,594
Financial charges	19,956	3,538	(167)	(110)	(31)	(18)	(40)	198	(43)	(71)	-	(3)	-	23,209
On September 30, 2011	450,991	51,189	8,488	275	4,850	149	4,177	29,881	2,835	1,459	1	34	7,017	561,346

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

As of September 30, 2011, the maturities of the principal installment recorded in non-current liabilities are as follows:

Principal
2012	44,354
2013	139,667
2014	81,229
2015	68,565
2016	48,228
2017	17,123
399,166

The amount of interest payable will be based on future long-term interest rates.

16.    SALARIES, CHARGES AND BENEFITS

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Payroll	16	6	162,121	57,316
Provisioned vacation	-	-	120,929	85,082
Payroll charges	159	75	93,697	72,023
Other	-	-	31,005	16,148

	175	81	407,752	230,569

17.    LIABILITIES WITH FINANCE LEASE (CONSOLIDATED)

The Group has several finance lease agreements related to IT equipment and furniture for the maintenance of its operations. These agreements are recorded at present value in current and non-current liabilities.

In addition, the Group has the right, as set forth in the agreement, to acquire the equipment at face value (significantly lower than the fair value) at the end of the lease agreements. The Group’s obligations with finance lease agreements are guaranteed by the lessees.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Number of	Consolidated (IFRS and BR GAAP)
Lessor	installments	9/30/2011	12/31/2010

HP Financial Services Arrendamento Mercantil S/A	60	13	2,724

IBM Brasil-Industria Maquinas e Serviços Limitada	60	-	1,424

Bradesco Leasing S/A	96	4	129

Bancolombia	59	95	-

BBVA Banco Continental	36	172	-

Banco de Galicia y Buenos Aires S.A.	25	220	-

Banco de Galicia y Buenos Aires S.A.	60	82	-

Hewllet Packard	36	947	-

Total		1,533	4,277

Current		390	4,277
Non-current		1,143	-

18.                TAXES PAYABLE

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

IRPJ and CSLL(i)	-	-	5,554	16,290
ISS	-	-	15,875	14,344
PIS and COFINS	-	-	11,067	9,113
INSS paid by installments (ii)	-	-	3,514	646
Fees and contributions abroad (iii)	-	-	8,931	-
Other taxes payable	41	11	11,103	2,700
	41	11	56,044	43,093

Current	41	11	50,757	43,093
Non-current	-	-	5,287	-

(i)         There are advance payments to offset the taxes calculated, in accordance with the amounts recorded under Recoverable Income Tax and Social Contribution (Note 7).

(ii)        It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, fully transferred to third parties, not affecting Contax’s results, recorded in the item “Other Assets” in the current assets.

(iii)      It refers to the value-added tax (VAT) verified in foreign subsidiaries.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

19.    PROVISIONS (CONSOLIDATED)

19.1.   Contingent assets

The Company has not recorded contingent assets.

The Company has six (6) lawsuits involving Sudeste Construções Empreendimentos Ltda. (“Sudeste”), alleging failure to complete the works foreseen in the construction turnkey agreement executed with Sudeste. The subject-matter of these lawsuits aims at retaining the amounts charged by Sudeste due to the failure to provide the services then contracted. On September 30, 2011, the amount involved is R$12,075.

In view of bills unduly protested by Sudeste, three (3) lawsuits for provisional remedy to stay protest were filed, as well as one (1) action for annulment of bills and one (1) indemnity action for property damage and personal injury. Sudeste filed execution proceeding questioning the amounts of action for provisional remedy to stay protest and action for annulment of bill.

19.2.        Contingent liabilities

The Group is party to tax, civil and labor lawsuits filed in the normal course of business and have been discussing these issues in the administrative and judicial levels, and where applicable, it is supported by court deposits. The Management, based on its legal counsels’ opinion, understands that the applicable legal measures and procedures that have already been taken in each situation are sufficient to cover possible losses and preserve the Company’s shareholders’ equity, and these are assessed periodically.

Among these lawsuits are included the legalization of certain properties, own or third-party, which the Company deems will not have unfavorable outcomes during the Company’s regular operations.

19.3.        Breakdown of contingent liabilities

			Provisions for
	Court deposits		contingencies

	9/30/2011	12/31/2010	9/30/2011	12/31/2010
Tax contingencies	32,851	20,156	49,931	30,039
Labor contingencies	108,733	73,597	80,888	57,500
Civil contingencies	140	112	850	727

	141,724	93,865	131,669	88,266

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

19.3.1.  Tax contingencies

On September 30, 2011, the Company was party to 57 tax claims (52 lawsuits on December 31, 2010), and defendant in 20 lawsuits mainly related to contributions due to the INSS, Service Tax (ISS) and Social Integration Program (PIS)/Contribution for Social Security Financing (COFINS).

On September 30, 2011, the total provisioned for tax claims was R$49,931 (R$30,039 on December 31, 2010). Out of this amount, R$15,615 (R$12,625 on December 31, 2010) refers to PIS/COFINS and R$2,265 (R$2,347 on December 31, 2010) refers to ISS.

19.3.2.  Labor contingencies

a)    Lawsuits filed in court

As part of its operations, the Group is the defendant in several lawsuits filed by employees’ Unions and the Labor Prosecution Office, therefore creating a reserve to cover these demands, which the Group’s Management understands to be sufficient. On September 30, 2011, the Group was party to approximately 14,438 labor claims (8,796 on December 31, 2010). The total amount estimated for such lawsuits on September 30, 2011 was R$648,282 (R$587,614 on December 31, 2010). The company records provisions for contingent liabilities proportional to historic losses which, on September 30, 2011 amounted to approximately R$80,888 (R$57,500 on December 31, 2010).

	9/30/2011	12/31/2010

Types of risk (i)

Positive outcome is more probable than a negative outcome	80,888	57,500
Possible/Remote	567,394	530,114
Total	648,282	587,614

(i)    The types of risks were established by the Management based on opinion of the Company’s external legal counsels and court precedents.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The lawsuits mainly refer to: (i) overtime; (ii) equal pay; (iii) permanence in the job; and (iv) injury, physical and psychological suffering. The increased number of labor claims, from 8,796 on December 31, 2010 to 14,438 on September 30, 2011, is directly related to the significant increased number of employees since 2004 and recent merger of Dedic.

b)   Administrative proceedings

On September 30, 2011, 298 deficiency notices, under the argument of infringement to labor laws, were pending judgment. The amounts of the deficiency notices depend on the type of violation, the number of employees involved and on whether it was the first time the alleged violation occurred in the Company. Court deposits amounting to approximately R$111 were made this year until September 30, 2011, so that the Company could file for administrative appeals, in accordance with the legal provisions.

The Company has been challenging in full the deficiency notices with the administrative authorities and currently awaits final decisions. In case the administrative proceeding outcome is not favorable, the Company can file a lawsuit requesting the annulment of any and all debt in the administrative proceeding and the reimbursement of fines paid to present funds recorded in a provision for payment purposes.

Considering that the Company, based on the opinion of its external legal counsels, classified as “possible” the risk of losing the deficiency notices, those were not included in the contingencies and the fine amounts were not deposited.

The abovementioned labor violations mainly refer to (i) the non-compliance with the rules that regulate the occupational health and safety; (ii) the lack of intraday intervals and weekly day-offs given to employees; (iii) the non-compliance with the quota for handicapped employees; and (iv) the lack of an Occupational Accident Prevention Commission (CIPA).

According to the Brazilian law, if an entity has over 100 employees, from 2% to 5% of them should be beneficiaries of the social security who were on a labor-related leave or handicapped. Given the Company’s lack of capacity to reach this percentage, in September 2002, the Company entered into a Consent Decree (TAC) with the Labor Prosecutor Office, and the Company had 3 years to comply with substitute obligations (publication of vacant positions in newspapers) After this term, the compliance shall be evidenced whenever required. However, even with the implementation of a program to hire beneficiaries of the social security who were on a labor-related leave or handicapped, the positions available have not been completely filled, but TAC has been duly complied with.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

In January 2010, the Regional Labor Superintendence notified the Company based on procedures relating to the social contribution and contributions to the government severance indemnity fund for employees related to employees transport voucher. The notification corresponds to R$29 million. The Company is currently challenging this lawsuit. Based on the opinion of the external legal counsels, the Management understands that the possibility of an unfavorable decision is “possible”.

19.3.3.  Civil contingencies

The Company has two (2) lawsuits discussing the renewal of lease agreements (“Actions for Renewal”) for the Passeio sites - RJ, and two (2)  lawsuits discussing the rental amounts set forth in the property lease agreement of the Passeio site, in the City of Rio de Janeiro.

In the action for Compulsory Renewal of the lease agreements of Contorno and Paulista sites, the parties reached an agreement. In other related lawsuits, the parties are negotiating.

In addition to the aforementioned civil lawsuits, Contax was punished with a fine from Empresa Brasileira de Correios e Telégrafos, due to the violation of obligations provided for in the agreement executed between the parties on May 13, 2002 with a 6-year term of effectiveness. Fines applied at the end of the agreement term amounted to R$2,645 million, due to alleged violation of phone calls confidentiality, failure for not transferring toll-free phone calls (0800) and failure for not recording 100% of the phone calls. The fine amount was arbitrarily retained by Brazilian Postal Company of amounts overdue to Contax, as a result of the contact center services agreement.  In spite of this fact, Contax believes legal grounds are sufficiently strong to challenge the equity of these fines, then, the Company accrued R$442thousand. Contax filed an action for annulment, ensuring the amount of the claim through a surety insurance policy and obtained an injunction on November 30, 2009 to release the amount retained by the Brazilian Postal Company.

In September 2010, the Brazilian Postal Company deposited R$2,645, on behalf of Contax, in observance to the injunction.

19.4.     Breakdown of  provisions and legal obligations in judicial dispute

The breakdown of provisions for tax, labor and civil risks in the period ended September 30, 2011, is shown below:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	PIS/COFINS (i)	FAP (ii)	IVA	Tax on services – ISS	INSS	CSLL (iii)	Tax	Labor (iv)	Civil	Total

On December 31, 2010	12,625	14,711	-	2,349	178	176	30,040	57,500	727	88,266
Additions from merger	2,394	-	2,251	-	-	-	4,645	13,696	-	18,341
Additions	2,395	10,596	-	-	-	-	12,991	26,776	35	39,800
Usage	-	-	-	-	-	-	-	(7,168)	-	(7,168)
Reversal	-	-	-	(124)	-	-	(124)	(13,187)	(18)	(13,329)
Monetary restatement	596	1,615	-	39	130	-	2,380	3,271	107	5,758
On September 30, 2011	18,009	26,922	2,251	2,264	309	176	49,931	80,888	850	131,669

(i)     Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of interlocutory relief for the appeal until decision of the interlocutory appeal 2007.01.00.017041-3/DF with the Federal Regional Court of the 1st region.

(ii)   The Company is arguing in court the application of the multiplier FAP – Accident Prevention Factor incurred on the social security charge RAT – Occupational Accident Risk, whose new system of calculation took effect as of January 1, 2010. On February 11, 2010, an injunction was obtained to make the court deposit deriving from the difference resulting from FAP multiplier. The corresponding entries of additions are accounted for as personnel expenses.

(iii)   It refers to the 2004 negative basis of social contribution used to offset the payment of subsequent year’s estimate and not formalizing in PER/Dcomp.

(iv)   The labor claims filed against Contax by employees and former employees hired by it during its operations amounted to R$60,390.

According to the service agreements executed between Oi Fixa and Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that entity, whose amount was recorded as corresponding entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$185.

19.5.          Contingent liabilities classified as possible losses

On January 22, 2010, Contax was assessed by the Regional Labor and Employment Superintendence (SRTE) of Rio de Janeiro, in the amount of R$29,136. In the assessment notice, which concerns the period from January 2001 to February 2009, the demanded amounts relate to the FGTS (Government Severance Indemnity Fund for Employees) (Law 8,036/90) and the Social Contribution (Supplementary Law nº 110/01) levied on the cash payments made to Contax’s employees corresponding to the transport voucher fringe benefit. Contax challenged the assessment notice in the administrative level and currently awaits judgment.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The Management, based on the opinion of its external legal counsels, considers the likelihood of loss as possible and did not record any provision for eventual unfavorable outcomes.

In addition to the FGTS notification, on September 30, 2011, the Company had tax and civil contingent liabilities, restated based on the SELIC rate, amounting to R$73,323 and R$32,455, respectively (R$44,932 and R$26,473 on December 31, 2010, respectively). These amounts are not provisioned given that Contax filed an appeal and took into consideration the opinion of its external legal counsels, to whom the likelihood of losses is possible or remote.

On July 21, 2011, the Company was notified by the Brazilian Federal Revenue Office in the social security level in the amount of R$26,334. Amount effectively due of R$1,957 was identified and analyzed and settled with a 70% discount. This amount was recorded under other operating expenses in the income statement.

Tax deficiency notices still effective comprise the periods from January to December 2007, R$24,377 refer to change in the food payment to employee no longer subject to the Worker Food Program (PAT). Management contested in the administrative level the tax deficiency notices, as it understands that no INSS should be levied on the supply of food “in natura”. Management, based on the opinion of its external legal counsels, assess the probability of loss as possible, therefore, according to the Management’s opinion, the provision for eventual unfavorable court decision is required.

20.    OTHER LIABILITIES (CONSOLIDATED)

	Consolidated (IFRS and BR GAAP)
	9/30/2011	12/31/2010

Deferred income (i)	18,790	23,107
Other accounts payable (ii)	3,725	1,164
Advances from customers for promotional onlending (iii)	-	65

	22,515	24,336

Current	21,531	23,171
Non-current	984	1,165

(i)             It refers to deferred revenues, which are allocated to income statement upon their effective realization.

(ii)           It mainly refers to charges payable on employees’ payroll.

(iii)          It mainly refers to advances from customers for promotional actions.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

21.  CAPITAL

21.1.   Capital stock

On September 30, 2011 and December 31, 2010, the subscribed and paid-up capital was R$258,329 and R$223,873, respectively, represented by 64,686,081 non-par registered book-entry shares, 24,966,582 are common shares and 39,719,499 are preferred shares on September 30, 2011 and 59,770,600 non-par registered book-entry shares (23,089,600 common shares and 36,681,000 preferred shares) on December 31, 2010. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (i) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (ii) 3% of net equity value of shares, prevailing the highest amount between (i) and (ii).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing ratio between common and preferred shares.

	Number of shares		Capital interest
	9/30/2011	12/31/2010	9/30/2011%		12/31/2010%

Common shares	24,966,582	23,089,600	99,640	38.6%	86,483	38.6%
Preferred shares	39,719,499	36,681,000	158,689	61.4%	137,390	61.4%
	64,686,081	59,770,600	258,329	100%	223,873	100%

21.1.1 Common shares

Each common share entitles its holder to a voting right at the Company’s General Shareholders’ Meeting. Except for the provisions set forth in law, the resolutions of the General Shareholders’ Meeting are voted by common shareholders. Blank votes will not be computed.

21.1.2. Preferred Shares

Preferred shares issued by the Company do not have voting rights. They, however, have priority in reimbursement if the Company is liquidated, without premium, and in the payment of minimum non-cumulative dividends of (i) 6% per year, whose amount is the remainder of capital subscribed divided by the number of shares, or (ii) 3% of the net worth of shares, whichever is the higher. The payment of the minimum statutory dividend depends on income payable or earned profit reserves.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Preferred shareholders can obtain unrestricted voting rights as of the moment the Company no longer pays dividends for 3 (three) consecutive years. Voting rights will last until dividends are duly paid.

Stock option granted to executives by the stock option plan

On September 30, 2011, the program’s beneficiaries held approximately 351,868 (401,868 on December 31, 2010) stock options for the Company’s common shares of which 1,868 (1,868 on December 31, 2010) expire on October 1, 2012, 300,000 (300,000 on December 31, 2010) expire on October 1, 2013, and 50,000 (100,000 on December 31, 2010) expire on October 1, 2014.

Stock options granted within the scope of the stock option plan do not entitle its holders to voting or dividend rights. For more information on the stock option plan, see Note 32 to the Quarterly Financial Information - ITR.

First reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the notice to shareholders, a term until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,762 were transferred to shareholders of fractioned shares. The R$16,282 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

Second reverse split of shares

The following was approved at the Extraordinary General Meeting held on October 27, 2009, (i) the share reverse split, at the 50:1 share ratio, according to the corresponding types and (ii) the concurrent splitting of all shares existing after the reverse split, at the 1:200 share ratio of the same type, pursuant to Article 12 of Law 6,404/76.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The concurrently share reverse split and split aim at: (a) adjusting the shareholder base and decrease the administrative and operating costs for the Company and shareholders; (b) improving the efficiency of records, controls and reporting systems; (c) diminishing the possibilities of errors of information and communication, improving services to the Company’s shareholders; and (d) maintaining the quoted value of Company’s shares in the market at an attractive trading level, providing better liquidity to the Company's shares in the market.

As per the notice to shareholders, a term until January 15, 2010 was granted to carry out the adjustments to share positions. Once elapsed the terms for shareholding adjustments by shareholders, eventual fractions of shares resulting from the reverse split, except for those which are manifestly expressed by the holder’s non-participation in the auction, would be reversely split into whole figures and sold in an auction to be held at BM&FBOVESPA S.A.

The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

As of January 18, 2010, the Company’s shares began to be traded exclusively at the ratio resulting from the reverse split and simultaneous split of shares, carried out on said date. Said transactions resulted in 59,770,600 shares, of which 23,089,600 are common shares and 36,681,000 are preferred shares.

21.2.     Policy of dividend distribution

In compliance with the Company’s Bylaws, preferred shares are entitled to receive until the limit of available profit and reserves, non-cumulative dividend corresponding  to (i) six percent of the product from division of subscribed capital stock by total number of shares, and (ii) three percent of each share book value (“Preferred Dividend”), whichever the highest amount. In the event of additional profit to be shared, the Company is required to share with all shareholders an amount corresponding to, at least, twenty-five percent of the adjusted net income (“Mandatory Dividend”), as provided for in the Brazilian Corporation Law. The Company is required to pay the Mandatory Dividend to the preferred shareholders to the extent Preferred Shares Dividends are paid. The payment of Mandatory Dividend may be restricted to the realized net income for the year, provided that the difference is recorded as unrealized reserve. The net income recorded as unrealized profit reserve, when realized, and, as long as it is not offset by losses of subsequent years, it shall be added to the first dividend declared, after respective realization. The Company may carry out other distributions, to the extent profits and reserves are available. All distributions mentioned above may be realized as dividends or as interest on equity, income tax-deductible.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

On July 8, 2011, the Company announced to the market that the payment of dividends to its shareholders in the total gross amount of R$100,000, as approved at the Annual General Meeting held on April 25, 2011 would start on July 20, 2011. Shareholders owning positions on July 11, 2011 were entitled to these dividends. Therefore, the Company's shares now have been traded ex-dividends as of July 12, 2011 (inclusive). The amount paid per share, already including the capital increase approved at the Extraordinary General Meeting held on July 1, 2011, was adjusted based on the  Brazilian Reference Rate (TR), as of January 1, 2011 until payment start date, as follows:

Dividend amount – not adjusted:

Gross amount per share

Common share (ON) R$1.5543811515

Preferred share (PN) R$1.5543811515

Dividend amount – adjusted up to 7/11/2011:

Gross amount per share

Common share (ON) R$1.5635953208

Preferred share (PN) R$1.5635953208

Dividend amount – adjusted up to 7/20/2011:

Gross amount per share

Common share (ON) R$1.5641441253

Preferred share (PN) R$1.5641441253

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

22.    RESERVES AND EQUITY VALUATION ADJUSTMENTS

22.1.   Capital reserve on the subscription of shares and stock option plan

The initial capital reserve, amounting to R$50,000, was set up and paid-up in November 2004. On September 30, 2011 its balance was R$101,658, as a result of resolutions at the Meeting.

Parent Company (BR GAAP) Consolidated (IFRS and BR GAAP)

Balance on December 31, 2010	14,731
Acquisition of own shares	(1,002)
Capital reserve (i)	83,642
Stock Option Plan:
2007 Program	-
2010 Program	4,287
Balance on September 30, 2011	101,658

(i)             On July 1, 2011, capital reserve was set up in the amount of  R$83,642 referring to Dedic’s shares merged into Contax, as per Note 1.2.1.

22.2.   Profit Reserves

Legal reserve

According to Article 193 of the Brazilian Corporation Law, this reserve is recorded based on 5% of the net income for each year, and should not exceed 20% of the capital stock paid-up or 30% of the capital stock realized plus the capital reserves. The legal reserve guarantees the integrity of the capital stock and can only be used to offset losses or increase capital. It cannot be paid as dividends.

Statutory reserve

Pursuant to Article 194 of the Brazilian Corporation Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure investments of the Company’s interests, as well as to preserve its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

As per resolutions of the Board of Directors, the Statutory Reserve was partially used in share buyback programs (Note 23).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

22.3.   Equity Valuation Adjustments

Reserve for the equity translation of foreign currency

Parent Company (BR GAAP) Consolidated (IFRS and BR GAAP)

Balance on December 31,2010	(46)
Foreign exchange differences from the translation of assets from foreign operations	10,161
Balance on September 30, 2011	10,115

Exchange differences related to the translation of net assets of the foreign subsidiaries operations, from its functional currencies to the Company’s reporting currency (Brazilian Real) are directly recognized in “Other comprehensive income” and accumulated in the reserve for the translation of foreign currency.

23.    TREASURY SHARES

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deduced from shareholders’ equity. No gain or loss is recognized in the income statement upon the purchase, disposal, issue or cancellation of the Company’s own equity instruments. Any difference between the book value and consideration is recognized in other capital reserves.

23.1.   Share buyback

23.1.1.  First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

23.1.2.  Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares are held in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

23.1.3.  Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 3,193,472 common shares and 18,277,422 preferred shares, cancelled on October 17, 2007, of which 1,750,000 common shares are held in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

23.1.4.  Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 52,337 common shares and 861,664 preferred shares, which are held in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares are held in treasury.

23.1.5.  Fifth share buyback program

The Extraordinary General Meeting held on October 27, 2009 approved the Company’s Share Buyback Program pursuant to CVM Rule 10/80 and subsequent amendments, without reducing the Capital Stock. Funds from the capital and statutory reserves will be used for the acquisition of shares, excluding the amount of treasury shares. The maximum number of shares to be acquired is 699,996 common shares and 1,945,000 preferred shares, which represent less than 10% of outstanding common and preferred shares. Said Program may be implemented up to October 28, 2010.

Until September 30, 2011, 15,120 common shares were repurchased.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

					R$
	Thousands of shares	Buyback price	Average price	Maximum price	Minimum price

Preferred shares

1st Share Buyback Program	11,774	21,517	1.83	1.95	1.61
Cancellation of shares	(11,774)	(21,517)	1.83
2nd Share Buyback Program	24,058	46,242	1.92	2.00	1.84
Cancellation of shares	(24,058)	(46,242)	1.92
3rd Share Buyback Program	18,277	46,424	2.54	2.65	2.46
Cancellation of shares	(18,277)	(46,424)	2.54
4th Share Buyback Program	862	36,206	42.00	42.81	41.59
Cancellation of shares	(862)	(36,206)	42.00

	-	-

Common Shares

1st Share Buyback Program	5,887	19,097	3.24	3.41	3.12
Cancellation of shares	(5,887)	(19,097)	3.24
2nd Share Buyback Program	5,298	16,144	3.05	3.29	2.97
Cancellation of shares	(3,548)	(10,812)	3.05
3rd Share Buyback Program	3,193	11,287	3.53	3.62	3.52
Cancellation of shares	(1,443)	(5,102)	3.54
Sale of shares	(180)	(605)	3.36
	3,320	10,912

Grouping of shares (1/20)	166	10,912	65.73
4th Share Buyback Program	52	2,730	52.50	52.94	51.73
Cancellation of shares	(52)	(3,270)	62.88
5th Share Buyback Program	3	314	97.97	98.83	85.00
	169	10,686

Reverse split (1/50) and Split (1/200) of shares	677	10,686	15.79
5th Share Buyback Program	216	6,311	29.23	30.00	28.50
Sale of shares	(893)	(16,996)	19.04
5th Share Buyback Program	102	2,971	29.13	30.00	25.59
Sale of shares	(19)	(568)	29.89

	83	2,404
5th Share Buyback Program	369	11,254	30.14	32.00	29.25
Sale of shares	(50)	(1,511)	30.22
Sale of shares	(50)	(1,511)	30.22

	352	10,636

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

24.    NON-CONTROLLING INTEREST

	Consolidated
	(IFRS and BR GAAP)
	9/30/2011	12/31/2010

Balance at the beginning of the year	2,000	1,445

Profit sharing for the period	773	555

Balance at the end of the period	2,773	2,000

25.    REVENUE FROM CONTINUED OPERATIONS (CONSOLIDATED)

The reconciliation between the gross revenue and net operating revenue deriving from continued operations reported in the income statement for the quarter and nine-month period ended September 30, 2011 and 2010 is as follows:

	Consolidated (IFRS and BR GAAP)
	Quarter ended		Nine-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Gross revenue	938,401	667,027	2,371,713	1,898,011

Tax on sales
COFINS	(27,724)	(20,504)	(72,098)	(57,581)
ISS	(30,300)	(23,907)	(79,139)	(68,394)
PIS	(6,009)	(4,444)	(15,625)	(12,476)

Continued net operating revenue	874,368	618,174	2,204,851	1,759,560

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

26.    OPERATING SEGMENTS

26.1.   Products and services that generate revenue for reportable segments

The information presented to the main decision maker to allocate funds and assess the segment performance is focused on the type of services provided, thus, according to the Technical Pronouncement CPC 22 – Segment Information (corresponding to IFRS 8), the Group is divided into 3 segments of operation:

(a)        Provision of tele-assistance services in general (Contax, Allus Group and Dedic);

(b)      Provision of information technology services in general (TODO and GPTI); and

(c)      Provision of publicity and advertising services (Ability).

Pursuant to the CPC 22 (IFRS 8), segment information is presented only in the consolidated financial statements.

26.2.   Revenues and results from reportable segments

The table below shows an analysis of the results of operations of the Group by reportable segment:

	Nine-month period ended 9/30/2011
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	2,230,874	112,924	82,054	(221,001)	2,204,851
Cost of services rendered	(1,948,958)	(104,958)	(63,672)	187,553	(1,930,035)
Gross operating income	281,916	7,966	18,382	(33,448)	274,816

Operating revenue (expenses):
Selling	(26,421)	(1,978)	(638)	3,565	(25,472)
General and administrative	(160,794)	(12,985)	(10,800)	18,872	(165,707)
Share-based payment	-	-	-	(4,287)	(4,287)
Financial revenue	25,800	1,029	741	1,804	29,374
Financial expenses	(63,812)	(1,831)	(271)	10,569	(55,346)
Other operating expenses, net	(38,251)	(458)	(41)	13,244	(25,506)
	(263,479)	(16,223)	(11,009)	43,767	(246,944)

Operating income (loss) before income tax and social contribution	18,437	(8,257)	7,373	10,319	27,872

Income tax and social contribution:
Current	(15,574)	(1,432)	(2,354)	(1,396)	(20,756)
Deferred	12,116	(630)	(102)	430	11,814

Net income (loss) for the year deriving from continued operations	14,979	(10,319)	4,917	9,353	18,930

Net loss for the period from discontinued operations	(10,424)	-	-	-	(10,424)

Non-controlling interest	-	(773)	-	773	-

Net income (loss) for the period	4,555	(11,092)	4,917	10,126	8,506

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Nine-month period ended 9/30/2010
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	1,759,560	68,926	6,985	(75,911)	1,759,560
Cost of services rendered	(1,498,726)	(60,859)	(3,444)	64,344	(1,498,686)
Gross operating income	260,834	8,066	3,541	(11,567)	260,874

Operating revenue (expenses):
Selling	(19,051)	(251)	(96)	347	(19,051)
General and administrative	(95,686)	(6,567)	(2,838)	7,231	(97,860)
Share-based payment	-	-	-	(573)	(573)
Financial revenue	13,704	690	20	7,561	21,976
Financial expenses	(21,690)	(325)	(10)	106	(21,920)
Other operating expenses, net	(18,941)	(129)	25	69	(18,975)
	(141,665)	(6,581)	(2,898)	14,740	(136,403)

Operating income before income tax and social contribution	119,169	1,485	644	3,173	124,471

Income tax and social contribution:
Current	(50,550)	(521)	72	(921)	(51,920)
Deferred	3,027	855	(231)	(1,219)	2,432

Net income for the year deriving from continued operations	71,646	1,819	484	1,033	74,983

Net loss for the period deriving from discontinued operations	(40)	-	-	-	(40)

Non-controlling interest	-	(366)	-	366	-

Net income for the period	71,606	1,454	484	1,399	74,943

	Quarter ended 9/30/2011
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	782,217	29,193	29,854	34,391	874,368
Cost of services rendered	(654,544)	(24,015)	(23,237)	(65,851)	(761,286)
Gross operating income	127,673	5,178	6,617	(31,460)	113,082

Operating revenue (expenses):
Selling	(7,495)	(172)	(110)	(720)	(8,497)
General and administrative	(58,917)	(3,125)	(4,263)	(10,023)	(73,895)
Share-based compensation		-	-	1,217	(1,217)
Financial revenue	11,770	404	173	(361)	9,309
Financial expenses	(27,943)	(78)	(16)	(4,618)	(29,609)
Other operating expenses, net	(22,469)	(92)	3	10,695	(11,994)
	(105,053)	(3,063)	(4,213)	(3,810)	(115,903)

Operating income before income tax and social contribution	22,620	2,115	2,403	(35,271)	(2,821)

Income tax and social contribution:
Current	(11,294)	(490)	(736)	630	(11,890)
Deferred	3,652	(220)	(34)	9,322	12,720

Net income for the year deriving from continued operations	14,978	1,405	1,634	(25,319)	(1,991)

Net loss for the period from discontinued operations	-	-	-	-	(5,312)

Non-controlling interest	-	(281)	-	281	-

Net income (loss) for the period	14,978	1,124	1,634	(25,038)	(7,303)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Quarter ended 9/30/2010
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Net operating revenue	618,173	24,311	6,985	(31,295)	618,174
Cost of services rendered	(521,243)	(20,159)	(3,444)	23,643	(521,203)
Gross operating income	96,930	4,152	3,541	(7,652)	96,971

Operating revenue (expenses):
Selling	(6,720)	(185)	(96)	281	(6,720)
General and administrative	(35,113)	(2,263)	(2,838)	4,482	(35,733)
Share-based compensation	-	-	-	(229)	(229)
Financial revenue	4,514	358	20	3,087	7,979
Financial expenses	(8,415)	(293)	(10)	292	(8,426)
Other operating expenses, net	(6,542)	(38)	25	14	(6,541)
	(52,276)	(2,422)	(2,898)	7,926	(49,670)

Operating income before income tax and social contribution	44,653	1,730	644	274	47,301

Income tax and social contribution:
Current	(22,359)	(416)	72	(395)	(23,098)
Deferred	979	(181)	(231)	88	654

Net income for the year deriving from continued operations	23,273	1,134	484	(33)	24,857

Net loss for the period deriving from discontinued operations	(40)	-	-	-	(40)

Non-controlling interest	-	(227)	-	227	-

Net income for the period	23,232	907	484	194	24,817

The segment revenue presented above corresponds to the revenue from external customers. During the quarter and nine-month period ended September 30,2011 services were sold between Contax and TODO in the amounts of R$30,652 and R$89,197, respectively (R$26,540 and R$74,330 in the quarter and nine-month period ended September 30,2010, respectively).

The accounting policies for the reportable segments are the same adopted by the Group, as described in Note 2.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

26.3.   Assets and liabilities of reportable segments

	9/30/2011
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Assets:
Current	684,846	69,352	29,247	(100,792)	682,653
Non-current	1,322,003	11,487	36,518	(123,915)	1,246,093
Goodwill	250,051	38,943	49,081	-	338,075
Total assets	2,256,900	119,782	114,846	(224,707)	2,266,821

Liabilities:
Current	1,020,854	59,701	29,680	9,247	1,119,482
Non-current	902,900	72,615	4,698	(321,175)	659,038
Total liabilities	1,923,753	132,317	34,378	(311,928)	1,778,520

	12/31/2010
	Tele-assistance services in general	IT services in general	Publicity and advertising services	Write-off between segments and others	Consolidated

Assets:
Current	473,740	25,644	28,929	73,760	602,073
Non-current	647,590	5,789	34,598	39,426	727,403
Goodwill	-	-	49,081	-	49,081
Total assets	1,121,330	31,433	112,608	113,186	1,378,557

Liabilities:
Current	427,719	21,407	26,619	28,731	504,476
Non-current	402,286	26	10,438	40,360	453,110
Total liabilities	830,005	21,433	37,057	69,091	957,586

In order to monitor the segment performance and to allocate funds among the segments:

•           Goodwill was allocated to the tele-assistance, IT and publicity and advertising tele-assistance segments as described in Note 12. The assets jointly used by the reportable segments are allocated based on the revenues generated by each reportable segment; and

•           All liabilities are allocated to the reportable segments, except for “Other financial liabilities”, loans and deferred tax liabilities. Liabilities under the joint responsibility of reportable segments are allocated proportionally to the segment's assets.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

26.4.             Geographic information

The Group operates in the following geographic regions: Brazil (domestic), Spain, Peru, Colombia and Argentina. Net revenue deriving from the Group’s continued operations, resulting from external customers by geographic region is detailed as follows:

	Consolidated (IFRS and BR GAAP)
	Quarter ended		Nine-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Brazil	789,859	618,174	2,065,981	1,759,560
Colombia	39,047	-	65,323	-
Argentina	32,045	-	50,856	-
Peru	9,172	-	14,878	-
Spain	4,245	-	7,813	-
Net operating revenue	874,368	618,174	2,204,851	1,759,560

During the quarter ended September 30, 2011, the Company discontinued the operations carried out by Contax Argentina, whose revenue from discontinued operation amounts to R$6,772 (Note 29).

26.5.   Information on main customers

The amount of R$557,664 (R$727,513-2010) deriving from services provided to Telemar Norte Leste S/A (“Oi Fixa”), the Company’s main customer, is included in the total revenue, representing approximately 58% of total revenue for the nine-month period ended  September 30, 2011 (62% - 2010).

27.    INFORMATION ON THE NATURE OF COSTS AND EXPENSES RECOGNIZED IN THE INCOME STATEMENT

The Company reported an income statement classifying the costs and expenses based on their function. The information on the nature of these costs and expenses, related to the continued operation, recognized in the income statement is presented below:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

		Parent Company (BR GAAP)
	Note	Quarter ended		Nine-month period ended
		9/30/2011	9/30/2010	9/30/2011	9/30/2010

Depreciation and amortization		-	-	-	-
Personnel expenses		1,627	672	5,467	1,807
Raw material and use and consumption materials		-	-	-	-
Outsourced services		1,457	152	2,048	569
Electricity		-	-	-	-
Rental and insurance		20	24	62	69
Freight		-	-	-	-
Other expenses		417	11	1,566	566
		3,521	859	9,143	3,011
Classified as:
General and administrative		1,843	619	3,799	2,174
Share-based compensation		1,217	229	4,287	573
Financial expenses	27.4	415	11	955	230
Other operating expenses, net	27.2	46	-	102	35
		3,521	859	9,143	3,011

		Consolidated (IFRS and BR GAAP)
	Note	Quarter ended		Nine-month period ended
		9/30/2011	9/30/2010	9/30/2011	9/30/2010

Depreciation and amortization		46,200	31,334	104,721	90,531
Personnel expenses		636,197	403,988	1,615,793	1,198,076
Raw material and use and consumption materials		7,203	3,665	16,543	9,545
Outsourced services		81,341	50,123	200,369	140,195
Electricity		17,381	12,571	45,286	38,848
Rental and insurance		39,748	24,408	95,778	72,877
Freight		535	207	920	618
Other expenses		57,893	52,556	126,943	106,375
		886,498	578,852	2,206,353	1,657,065
Classified as:
Cost of services rendered	27.1	761,286	521,203	1,930,035	1,498,686
Selling	27.1	8,497	6,720	25,472	19,051
General and administrative	27.1	73,895	35,733	165,707	97,860
Share-based compensation	27.1	1,217	229	4,287	573
Financial expenses	27.4	29,609	8,426	55,346	21,920
Other operating expenses, net	27.2	11,994	6,541	25,506	18,975
		886,498	578,852	2,206,353	1,657,065

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

27.1.   Cost of services provided and operating expenses

	Consolidated (IFRS and BR GAAP)
	Nine-month period ended 9/30/2011

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,510,478	13,162	87,867	1,611,507
Share-based compensation (ii)	-	-	4,287	4,287
Outsourced services (ii)	217,913	3,403	52,322	273,638
Depreciation/amortization (iii)	97,173	3	12,710	109,886
Rental and insurance (iv)	86,261	11	9,518	95,790
Marketing, sponsorship, donations	913	8,107	1,232	10,252
Other inputs	17,297	786	2,058	20,141

	1,930,035	25,472	169,994	2,125,501

	Nine-month period ended 9/30/2010
	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	1,132,531	9,780	55,204	1,197,515
Share-based compensation (ii)	-	-	573	573
Outsourced services (ii)	176,884	2,379	29,046	208,309
Depreciation/amortization (iii)	82,983	5	7,545	90,533
Rental and insurance (iv)	68,888	-	4,016	72,904
Marketing, sponsorship, donations	24,642	6,861	1,351	32,854
Other inputs	12,758	26	698	13,482

	1,498,686	19,051	98,433	1,616,170

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Consolidated (IFRS and BR GAAP)
	Quarter ended 9/30/2011

	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	594,772	4,907	35,301	634,981
Share-based compensation (ii)	-	-	1,217	1,217
Outsourced services (ii)	84,869	1,255	25,457	111,581
Depreciation/amortization (iii)	38,967	3	7,229	46,199
Rental and insurance (iv)	35,287	11	4,450	39,749
Marketing, sponsorship, donations	556	2,531	251	3,338
Other inputs	6,834	(210)	1,207	7,832

	761,286	8,497	75,112	844,897

	Quarter ended 9/30/2010
	Cost of services rendered	Selling	General and administrative	Total

Personnel (i)	380,448	3,063	20,262	403,773
Share-based compensation	-	-	229	229
Outsourced services (ii)	59,840	623	10,641	71,104
Depreciation/amortization (iii)	28,867	-	2,468	31,335
Rental and insurance (iv)	22,751	-	1,684	24,435
Marketing, sponsorship, donations	24,551	3,018	455	28,024
Other inputs	4,746	16	223	4,985

	521,203	6,720	35,962	563,885

(i)             Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements.

(ii)            The outsourced services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance, facilities and data processing, while the third-party services considered as selling, general and administrative expenses refer, substantially, to expenses with consulting services, traveling, and legal advice, among others.

(iii)          Assets acquired through finance lease agreements were classified as property, plant and equipment in compliance with the Technical Pronouncement CPC 06 (Lease Operations) and have been depreciated on a straight-line basis based on the asset’s estimated useful life (Note 11).

(iv)          They substantially represent expenses with rental of properties used in the operations and operational infrastructure of the contact center.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

27.2.   Other operating revenues (expenses) deriving from continued operations

	Parent Company (BR GAAP)
	Quarter ended		Nine-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Other operating expenses	(46)	-	(102)	(35)
	(46)	-	(102)	(35)

	(46)	-	(102)	(35)

	Consolidated (BR GAAP)
	Quarter ended		Nine-month period ended
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Other operating revenues
Reversal of provisions (Note 19)	4,771	6,671	13,329	12,533
Recovered expenses	762	165	2,498	237
	5,533	6,836	15,827	12,770

Other operating expenses
Provisions (Note 19) (*)	(11,890)	(11,162)	(29,568)	(25,630)
IPTU	(1,748)	(1,259)	(4,358)	(3,710)
Other	(3,889)	(956)	(7,407)	(2,405)
	(17,527)	(13,377)	(41,333)	(31,475)

	(11,994)	(6,541)	(25,506)	(18,975)

(*) FAP contingencies expenses are recorded in personnel expenses, as per Note 19.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

27.3.     Employees benefits expenses (Consolidated)

	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Fixed compensation	335,181	208,361	840,371	618,808
Payroll charges	131,660	84,954	337,071	251,829
Stock option plan	1,217	229	4,287	573
	468,058	293,544	1,181,729	871,210

27.4.   Net financial income

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Nine-month period ended		Nine-month period ended		Quarter ended		Quarter ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Financial revenue
Return on investments(i)	7,674	7,829	22,745	19,851	1,935	3,384	7,323	7,063
Interest from debentures (Note 14)	3,523	-	-	-	2,233	-	-	-
Interest and monetary restatement on other assets	-	443	5,094	1,108	-	252	1,569	916
Other	550	-	1,535	1,017	-	(171)	417	-

Continued operations	11,747	8,272	29,374	21,976	4,168	3,465	9,309	7,979

	Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)		Parent Company (BR GAAP)		Consolidated (IFRS and BR GAAP)
	Nine-month period ended		Nine-month period ended		Quarter ended		Quarter ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Financial expenses
Interest and monetary variations on other liabilities	(692)	(172)	(9,795)	(556)	(140)	-	(7,963)	8
Interest and monetary restatement of contingencies	-	-	(6,796)	(3,878)	-	-	(3,578)	(1,727)
Interest on BNDES loan (Note 15)	-	-	(19,956)	(13,038)	-	-	(5,680)	(5,065)
Interest on BNB loan (Note 15)	-	-	(3,538)	-	-	-	(1,066)	-
Interest on foreign currency loan (Note 15)	-	-	(678)	-	-	-	(678)	-
Interest on debentures (Note 14.2)	-	-	(10)	-	-	-	(10)	-
Interest on promissory notes (Note 14.3)	-	-	(6,864)	-	-	-	(6,864)	-
Interest on leasing (Note 17)	-	-	(1,888)	(1,870)	-	-	(1,118)	(408)
Commission - Letter of Guarantee (ii)	-	-	(1,212)	(1,050)	-	-	(541)	(307)
Other financial expenses(iii)	(263)	(58)	(4,608)	(1,528)	(275)	(11)	(2,111)	(927)

Continued operations	(955)	(230)	(55,346)	(21,920)	(415)	(11)	(29,609)	(8,426)

(i)         The return on Parent Company’s financial investments increased due to the maintenance of a higher cash volume.

(ii)        Cost mainly related to letters of guarantees from financial institutions, presented as guarantee in the BNDES loan (Note 15).

(iii)      Basically refer to financial discounts granted to customers, bank services, adjustment of short-term liabilities and taxes on foreign operations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

28.    INCOME TAX AND SOCIAL CONTRIBUTION

Income tax in Brazil includes income and social contribution taxes (social contribution tax consists of an additional federal tax). Allus Group companies only have income tax. The balances of deferred taxes at the end of each period are calculated using the effective rate in the subsequent years and the tax balances effective in the end of each period include currently taxes payable. Legal rates applicable to the income tax and social contribution in Brazil were 25% and 9%, respectively, which represented a regulatory composite rate of 34% for 2011 and 2010. For Allus Group companies, regulatory composite rates for income tax are 35% in Argentina, 33% in Colombia and 30% in Peru.

The expenses and benefits from income tax and social contribution in the income for the periods ended September 30, 2011 and 2010 are described as follows:

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	Nine-month period ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Current
Income tax	(1,705)	(1,003)	(14,896)	(37,856)
Social contribution	(620)	(367)	(5,860)	(14,064)

	(2,325)	(1,370)	(20,756)	(51,920)

Deferred
Income tax on temporary additions	-	-	2,422	2,226
Social contribution on temporary additions	-	-	799	800
Income tax on tax loss	-	(437)	8,760	(437)
Social contribution tax loss carryforward	-	(158)	(167)	(157)

	-	(595)	11,814	2,432

	(2,325)	(1,965)	(8,942)	(49,488)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)		Consolidated ( IFRS and BR GAAP)
	Quarter ended		Quarter ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Current
Income tax	(448)	(538)	(8,747)	(16,803)
Social contribution	(168)	(200)	(3,143)	(6,295)

	(616)	(738)	(11,890)	(23,098)

Deferred
Income tax on temporary additions	-	-	2,768	720
Social contribution on temporary additions	-	-	951	258
Income tax on tax loss	-	(239)	9,061	(238)
Social contribution tax loss carryforward	-	(87)	(60)	(86)

	-	(326)	12,720	654

	(616)	(1,064)	830	(22,444)

The reconciliation between tax expenses and the result of book net income multiplied by the current tax rate in Brazil and in other countries where the Company operates are 34%, 35% (Argentina), 33% (Colombia) and 30% (Peru) respectively, for the periods ended September 30, 2011 and 2010 is described as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
	Nine-month period ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income before income tax and social contribution	20,482	76,582	27,872	124,471

Income tax and social contribution at nominal rate (34% and 33%)	(6,964)	(26,038)	(9,476)	(42,320)

Adjustments to calculate the effective rate

Permanent equity exclusion	2,534	24,236	-	-

Tax effects on permanent additions, net(i)	-	-	(1,610)	(9,600)

Other	2,105	(163)	2,144	2,432

Income tax and social contribution benefits (expenses)	(2,325)	(1,965)	(8,942)	(49,488)

Effective income tax and social contribution rates	11.35%	2.57%	32.08%	39.76%

	Parent Company (BR GAAP)		Consolidated (BR GAAP and IFRS)
	Quarter ended		Quarter ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income (loss) before income tax and social contribution	(1,656)	25,652	(2,825)	47,301

Income tax and social contribution at nominal rate (34% and 33%)	563	(8,722)	(958)	(16,082)

Adjustments to calculate the effective rate

Permanent equity
exclusion	2,589	7,835	-	-

Tax effects on permanent additions, net(i)	-	-	(1,028)	(8,810)

Other	(3,149)	162	2,815	2,449

Income tax and social contribution benefits (expenses)	(616)	(1,062)	830	(22,444)

Effective income tax and social contribution rates	(37.20)%	4.14%	(29.38)%	47.45%

(i)        This refers basically to expenses with fines, donations, free gifts and sponsorships deemed undeductible, among others.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

During the nine-month period ended September 30, 2011, the Company paid income tax and social contribution in the approximate amount of R$12,736 (R$8,979 same previous year period)

Neutrality for tax purposes related to the first-time application of Laws 11,638/07 and 11,941/09

The Company opted for the Transition Tax Regime, enacted by Law 11,941/09, by means of which, the assessments of corporate income tax (IRPJ), social contribution on net income (CSLL), social contribution tax on gross revenue for social integration program (PIS)  and social contribution tax on gross revenue for social security financing (COFINS) for the 2-year period 2008-2009 are still determined under the accounting methods and criteria enacted by Law 6,404/76, effective as of December 31, 2007. Therefore, the deferred income tax and social contribution calculated over adjustments deriving from the adoption of new accounting practices of Laws 11,638/07 and 11,941/09 were recorded in the Company’s financial information and declared said option in the 2009 Corporate Income Tax Return (DIPJ).

29.    DISCONTINUED OPERATION

29.1.   Contax Argentina’s tele-assistance operation is discontinued

In August 2011, the Company decided to discontinue Contax Argentina’s operational activities, a subsidiary incorporated in September 2010, in the city of Buenos Aires, Argentina. This operation was discontinued as it did not report the growth foreseen and required for a going concern. Positive results were estimated as of July 2011, fact of which did not materialize, without business growth opportunities through the increase of services provided to its main customer and new customers in Buenos Aires.

29.2.   Analysis of the discontinued operation’s loss for the period

The discontinued operation’s results included in the income statement are as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Nine-month period ended	One-month period ended
	09/30/2011	09/30/2010

Net operating revenue	6,772
Cost of services rendered	(16,933)	(40)
Gross operating loss	(10,161)	(40)

Operating (expense) revenue
Financial revenues	143	-
Financial expenses	(229)	-
Other operating revenue, net	(174)	-
	(260)	-

Loss from discontinued operation before taxes	(10,421)	(40)

Income tax and social contribution:
Current	-	-
Deferred	(3)	-

Loss for the period deriving from discontinued operations	(10,424)	(40)

In the four-month period ended December 31,2010, Contax Argentina reported loss of R$3,030.

30.    EARNINGS (LOSSES) PER SHARE

As described in Note 21, as a result of the reverse stock split and simultaneous stock split, in compliance with the paragraph 64 of IAS 33, the information related to the number of shares and earnings per share was adjusted retroactively to reflect the reverse stock split and stock split.

30.1.   Basic earnings (losses) per share

Earnings per shares are basically calculated by dividing the net income for the period, allocated to the Company’s common shareholders, by the weighted average number of common shares available in the year. Net income and weighted average number of thousand shares used to calculate the basic earnings per share are the following:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income (loss) in the period attributed to controlling shareholders:
Continued Operations
Common Shares	(869)	9,384	6,947	28,461
Preferred Shares	(1,403)	15,206	11,210	46,116
	(2,272)	24,590	18,157	74,577

Discontinued Operations
Common Shares	(2,032)	(15)	(3,988)	(15)
Preferred Shares	(3,280)	(25)	(6,436)	(25)
	(5,312)	(40)	(10,424)	(40)

Continued and Discontinued Operations
Common Shares	(2,899)	9,369	2,959	28,446
Preferred Shares	(4,681)	15,181	4,774	46,091
	(7,580)	24,550	7,733	74,537

Average weighted number in thousand shares for the purposes
of basic earnings per share:
Common Shares	23,351	22,793	23,351	22,793
Preferred Shares	37,698	36,681	37,698	36,681
	61,049	59,474	61,049	59,474

Diluted earnings (loss) per share (in centavos)
Continued Operations
Common Shares	(0.0372)	0.4117	0.2975	1.2500
Preferred Shares	(0.0372)	0.4145	0.2974	1.2600

Discontinued Operations
Common Shares	(0.0870)	(0.0007)	(0.1708)	(0.0007)
Preferred Shares	(0.0870)	(0.0007)	(0.1707)	(0.0007)

Continued and Discontinued Operations
Common Shares	(0.1242)	0.4110	0.1267	1.2500
Preferred Shares	(0.1242)	0.4139	0.1266	1.2600

30.2.   Diluted earnings per share

Diluted earnings per share is calculated by dividing the net income allocated to the parent company’s common shareholders (after the adjustment referring to interest on convertible preferred shares and on convertible securities, both net of taxes) by the weighted average number of common shares available in the period, plus the weighted average number of common shares that would be issued at the conversion of all potential common shares diluted into common shares. Net income used to calculate all diluted earnings per share is the same used to calculate the basic earnings per share, as previously described.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The following table presents the weighted average number of shares for the purposes of diluted earnings per share and the weighted average number of shares used to calculate the basic earnings per share, as follows:

	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010
Income (loss) in the period attributed to controlling shareholders:
Continued Operations
Common Shares	(869)	9,384	6,947	28,461
Preferred Shares	(1,403)	15,206	11,210	46,116
	(2,272)	24,590	18,157	74,577

Discontinued Operations
Common Shares	(2,032)	(15)	(3,988)	(15)
Preferred Shares	(3,280)	(25)	(6,436)	(25)
	(5,312)	(40)	(10,424)	(40)

Continued and Discontinued Operations
Common Shares	(2,899)	9,369	2,959	28,446
Preferred Shares	(4,681)	15,181	4,774	46,091
	(7,580)	24,550	7,733	74,537

Average weighted number of shares for the purposes
of diluted earnings per share:
Common Shares	23,521	23,052	23,521	23,052
Preferred Shares	37,698	36,681	37,698	36,681
	61,219	59,733	61,219	59,733

Diluted earnings (loss) per share (in centavos)
Continued Operations
Common Shares	(0.0369)	0.4071	0.2953	1.2500
Preferred Shares	(0.0372)	0.4145	0.2974	1.2600

Discontinued Operations
Common Shares	(0.0864)	(0.0007)	(0.1696)	(0.0007)
Preferred Shares	(0.0870)	(0.0007)	(0.1707)	(0.0007)

Continued and Discontinued Operations
Common Shares	(0.1233)	0.4064	0.1258	1.2500
Preferred Shares	(0.1242)	0.4139	0.1266	1.2600

31.    FINANCIAL INSTRUMENTS

31.1.   Purposes and strategies of risk management and financial instruments

The Company’s policy for financial asset management is to constantly pursue the optimization of its profitability in line with risks by establishing criteria and indicators for adjustments of liquidity, credit and market risk.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Additionally, the Company manages its capital aiming at ensuring so as to maximize the return to shareholders through debt optimization and equity accounting. The Company’s capital structure comprises debt, which includes the loans and financing detailed in Note 15, cash and cash equivalents detailed in Note 5 and equity capital attributable to controlling shareholders which includes issuance of capital, reserves and retained earnings, as indicated in Notes 21 and 22, respectively.

The Management believes that the Company’s available funds are sufficient to meet its current needs and will be enough to meet its estimated needs regarding capital expenses and other cash needs for the next 12 months.

During the regular course of its operations, the Company is exposed to liquidity, credit and market risks, such as interest rates and foreign exchange variations.

31.1.1. Liquidity and credit risk

The credit risk is the possibility of a party non-complying with an obligation set forth in a financial instrument or agreement with a customer, thus resulting in financial losses. The financial instruments that expose the Company to credit concentration risk mainly consist of cash and cash equivalents and accounts receivable. All of the Company’s cash and cash equivalents are held in major Brazilian financial institutions. The Management believes that its credit policies are reasonable and reflect normal conditions of market and risk. The Company’s Management does not anticipate the failure to comply with agreements by the counterparties and, therefore, does not require collaterals.

                                                         i.          Financial instruments and cash deposits

The credit risk of balances with banks and financial institutions is managed by the Company’s treasury according to its internal policies. Excess funds are only invested in approved counterparties and within the limit established to each of them. The counterparty’s credit limit is annually revised by the Company’s Board of Directors and may be restated throughout the year whenever necessary, subject to the approval of the Company’s Financial Committee. These limits are established in order to mitigate risk concentration, thus mitigating financial losses in case of a counterparty files for bankruptcy.

                                                       ii.          Accounts receivable

Credit risk related to accounts receivable is mainly minimized due to the financial size of the companies to which the Company provides services. Moreover, the Company continuously monitors its receivables, reassessing, whenever necessary, its credit policies with the purpose of mitigating eventual losses. Whenever necessary, the Company records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The allowance for doubtful accounts is recorded as probable losses in relation to accounts receivable, which is calculated based on estimates considering the situation of each customer and guarantees granted by them.

On September 30, 2011, the concentration of customers’ credit risk was not relevant since important financial conglomerates accounted for approximately 13% (52% on December 31, 2010) of accounts receivable outstanding.

iii.       Financial covenants

As described in Note 15.2.1., the Company has a loan with BNDES containing financial covenants. The Company’s failure to comply with ratio set forth in the loan agreement may result in the early settlement of debt, and accordingly, aggravate the Company's liquidity (Note 1.4).

The table below shows a summary of the Company’s liquidity profile based on its equity structure and commitments on September 30, 2011:

	09/30/2011
	Less than 1 year	1-2 years	2-5 years	More than 5 years

Loans (excluding leasing)	162,180	184,021	215,145	-
Leasing	390	1,136	7	-
Loans payable and other	96,641	-	-	-

	12/31/2010
	Less than 1 year	1-2 years	2-5 years	More than 5 years

Loans (excluding leasing)	64,873	197,255	120,738	-
Leasing	4,277	-	-	-
Loans payable and other	83,160	-	-	-

31.1.2. Market Risk

Risk that the fair value of future cash flows of a financial instrument changes due to market price fluctuation. Market prices include two types of risk: interest rate risk and foreign exchange risk. Financial instruments affected by market risk include loans payable, deposits and financial instruments available measured at fair value through the income statement.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

a)      Interest rate risk

Interest rate risk is possibility that the fair value of future cash flows of a financial instrument may change due to fluctuations in the market interest rates. The Company’s exposure to the risk of changes in the market interest rates mainly refer to the Company’s long-term liabilities subject to floating interest rates. The Company has not executed derivatives contracts to cover this risk; however it continuously follows up the market interest rates with the purpose of monitoring the eventual need of contracting these instruments.

BNDES loans bear fixed interest rates based on TJLP with purposes of financing the expansion of installed capacity, improvement of current facilities, qualification of human resources, enhancement of service quality and productivity, and investments in marketing initiatives. Once these rates are considered very low, the Company believes that there is no low volatility risk regarding this debt amount.

b)      Foreign exchange risk

Foreign exchange risk is the possibility that the fair value of future cash flows of a financial instrument changes due to foreign exchange rate fluctuations. The Company’s exposure to the risk of changes in foreign exchange rates mainly refers to (i) loan portfolio in foreign currency, (ii) revenues and costs related to the services rendered by foreign subsidiaries and (iii) capital expenditures in the acquisition of IT equipment, despite not being expressed in foreign currency, are indirectly impacted by variations in foreign exchange rates because they contain imported parts.

During the first six months of 2011, approximately 34% of the Company’s capital expenditures include equipment with imported parts (2010 – 24%).

On September 30, 2011, loans and financing in foreign currency amounted to R$59,166 (Note 15).

The Company has not been executing derivative agreements to cover this risk, but has been continuously monitoring foreign exchange variations, in order to observe the eventual need of contracting these instruments.

31.1.3. Risk referring to the performance of acquired entities

Due to the acquisitions made in 2011 and 2010, there are contingent considerations relying on the performance of acquired entities.

a)    Ability

Earn-out payment (potential future earnings) relying on the EBTIDA performance every year, during 3 years after entity has been acquired. EBTIDA percentage value cannot be less than 70% of the EBTIDA target set out in the agreement.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The first earn-out was calculated based on results from September 2010 to August 2011, generating the first consideration of R$5,136, as 75% of the target has been achieved. The first installment was paid on October 5, 2011.

According to Contax’s projections, earn-out shall be payable over the next two periods, and amounts were accrued on September 30, 2011.

b)    Allus Group

Allus Group’s purchase agreement provides for the additional price payment based on annual checking for the next 36 months, as of April 2012 referring to EBITDA performance. According to Contax’s projections, earn-out shall be payable, and amounts were accrued on September 30, 2011.

c)    Dedic/GPTI

There is no consideration relying on the acquired entity’s performance.

31.2.   Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings and leasing.

Its financial assets must be classified into the following categories: measured by fair value through the income statement (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or amortized cost.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

On September 30, 2011, the classification of financial instruments per category can be summarized as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

09/30/2011

Financial assets:
Accounts receivable	Loans and receivables
Other receivables	Loans and receivables
Restricted cash	Held to maturity
Long-term financial investments	Held to maturity

Financial liabilities:
Suppliers	Amortized cost
Loans and financing	Amortized cost
Leasing obligations	Amortized cost

(i)     Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding 12 months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method.

(ii)     Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned with corresponding entry to income for the year. On June 30, 2011, the Company had held-to-maturity financial assets.

(iii)   Amortized cost

The amortized cost of a financial asset or liability is the amount by which the financial asset or liability is measured upon initial recognition less capital reimbursements, more or less the cumulative amortization, using the effective interest rate method for any difference between initial amount and the amount on maturity, less any impairment (direct or using the write-down account) as to impairment.

31.3.   Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information generated by the market as possible and relying very little on information generated by the Company’s Management.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income) is excluded from equity and recognized in the income statement.

30.3.1 Valuation techniques applied and assumptions made for the purposes of fair value measurement

The fair value measurement of financial assets and liabilities is presented below:

•         The fair value of the financial assets and liabilities that present standard terms and conditions and are traded on active markets is determined based on the prices observed in these markets.

•         The fair value of the other assets and liabilities (except those mentioned above) is determined using pricing methods that are generally accepted, based on discounted cash flow analyses.

30.3.2 Fair value measurements recognized in the balance sheet

The financial instruments that are measured at fair value after initial recognition are classified into Levels 1 to 3 according to the observable level of the fair value:

•         Financial instruments are considered Level 1 when valuation is based on quoted (non-adjusted) prices in active markets for identical assets or liabilities.

•         Financial instruments are considered Level 2 when valuation is based on other variables in addition to the quoted prices included in Level 1, which are directly (i.e., prices) or indirectly (i.e., based on prices) observable for the asset or liability.

•         Financial instruments are considered Level 3 when valuation is based on valuation techniques that include variables for the asset or liability, but that are not based on the observable market data (unobservable data).

The book and fair values of the financial instruments are as follows:

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Parent Company (BR GAAP)
	Book Value		Fair Value
Financial assets	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Loans and receivables:
Other receivables (i)	-	24,884	-	24,884
Held to maturity:
Long-term financial investments(i)	52,551	48,659	58,873	55,420
Total financial assets	52,551	73,543	58,873	80,304

Financial liabilities

At amortized cost:
Suppliers(ii)	118	22	118	22
Total financial liabilities	118	22	118	22

	Consolidated (IFRS and BR GAAP)
	Book Value		Fair Value
Financial assets	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Loans and receivables:
Accounts receivable (i)	348,182	176,302	348,182	176,302
Other receivables (i)	10,253	9,485	10,253	9,485
Held to maturity:
Restricted cash	35,586	2,013	35,586	2,013
Long-term financial investments(i)	93,692	69,869	79,480	76,629
Total financial assets	487,713	257,669	473,500	264,429

Financial liabilities

At amortized cost:
Suppliers(ii)	96,641	83,160	96,641	83,160
Loans and financing(iii)	561,347	360,518	561,347	360,518
Leasing obligations (i)	1,533	4,277	1,533	4,277
Total financial liabilities	659,521	447,955	659,521	447,955

(i)       Measured at fair value for tier 2.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

(ii)     As accounts receivable and payable on average are settled within a 30-day term, the book values substantially represent the fair values on the balance sheet dates.

(iii)      The Company has loans with BNDES (Note 15). This type of financing does not have fair value calculation, given that the BNDES has different rates for different borrowers.

31.4.     Sensitivity analysis

  31.4.1.      Foreign exchange rate variation

For the purposes of sensitivity analysis in transactions exposed to foreign exchange rate variation (basically loans and financing in foreign currency), the Company estimated, based on market expectations published on October 21, 2011 by Brazilian Central Bank (BACEN), through Focus Market Report the probable scenarios for the U.S. dollar in 2011 and 2012, respectively. Scenarios I and II were estimated at a deterioration of 25% and 50% respectively, above probable expectation, as follows:

	Consolidated
Operation	Probable scenario	Scenario I - 25% deterioration	Scenario II - 50% deterioration

Foreign currency loans	59,166	59,166	59,166
Exchange rate on September 30, 2011	1.8544	1.8544	1.8544
Estimated exchange rate for 2011	1.7700	2.2125	2.6550
Accumulated effect on profit and loss and shareholder's equity:
Decrease	-	11,425	25,544
Increase	(2,693)	-	-
Estimated exchange rate for 2012	1.8300	2.2875	2.7450
Accumulated effect on profit and loss and shareholder's equity:
Decrease	-	13,818	28,415
Increase	(779)	-	-

30.4.2 CDI rates variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On September 30, 2011, the Company recorded a positive net cash of R$4,366 in the parent company and negative of R$638,347 in the consolidated, represented by cash and cash equivalents, net of loans, financing, and leasing.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of October 21, 2011, pointed an effective median rate (Top 5) of Selic estimated at 11.0%, a probable scenario for 2011, against the effective rate of 11.90% verified on September 30, 2011.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

	Parent Company
Operation	Probable scenario	Scenario I - 25% deterioration	Scenario II - 50% deterioration

Effective rate on September 30, 2011	11.90%	11.90%	11.90%
Positive net cash (i)	4,366	4,366	4,366
CDI estimated annual rate	11.00%	8.25%	5.50%
Accumulated effect on profit and loss and shareholder's equity:
Decrease	(39)	(159)	(279)

	Consolidated
Operation	Probable scenario	Scenario I - 25% deterioration	Scenario II - 50% deterioration

Effective rate on September 30, 2011	11.90%	11.90%	11.90%
Negative net cash (ii)	(638,347)	(638,347)	(638,347)
CDI estimated annual rate	11.00%	13.75%	16.50%
Accumulated effect on profit and loss and shareholder's equity:
Decrease	-	(11,809)	(29,364)
Increase	5,745	-	-

(i)       The net cash of the parent company includes the amount of R$4,366 related to cash and cash equivalents without reporting debts on September 30, 2011.

(ii)     The consolidated net cash considers the amount of R$259,377 related to cash and cash equivalents and R$560,863 related to loans and financing (including R$6,534 related to factoring operation), R$100,008 related to promissory notes, R$235,320 related to debentures and R$1,533 related to leasing.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

31.5.              Derivatives

During the nine-month period ended September 30, 2011, the Company did not operate with derivative financial instruments.

31.6.   Cash and cash equivalents

The recorded values are close to those of the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically revalued by the Management.

32.    SHARE-BASED PAYMENTS

The purpose of Contax’s stock options is to grant the option to subscribe common, book-entry shares issued by the Company on behalf of the Management and beneficiaries in order to retain them (or maintain them) and encourage them to contribute to the Company. In order to be entitled to the stock option, beneficiaries must remain in service from one to four years (vesting period).

The plans are an onerous business, exclusively civil, and do not have any labor or social security binding nature between the Company and the Grantees, whether they are employees or not.

The members of the Stock Option Plan Committee hold meetings to according to the general guidelines of the Plan decide which managers, employees and service providers will be eligible, the total number of options to be distributed, as well as the acquisition price of each option. At the discretion of the Compensation Committee, managers, employees and individuals providing services to the Company or its subsidiaries are eligible to participate in this plan.

32.1.   Information on the Company’s stock option plan

a)      2007 Program

Approved at the Annual General Meeting held on April 16, 2007, the Stock Option Plan was established pursuant to Article 169, paragraph 3, of Law 6404/76. The Management Committee, appointed by the Board of Directors and composed of Board members, manages this plan, whose purpose is to attract executives to the Company, in addition to retain and ensure the strict alignment between the Management’s and shareholders’ interests.

The Stock Option Plan initiated in 2007 (“2007 Program”) grants to its beneficiaries, a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 common shares granted within the scope of the 2007 Program. Options may be exercised as of October 1, 2007, in 4 (four) equal annual tranches.  In view of the reverse split and simultaneous stock split occurred on January 18, 2010, the 2007 Program now is represented by 1,400,000 common shares.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

On September 4, 2009, the Management Committee approved the following changes in the format of 2007 Program, maintaining the conditions already ruled: (i) to adjust the number of options granted to the beneficiaries of the 2007 Program due to the Company reverse stock split at the 20:1 ratio, approved by the Extraordinary General Meeting held on October 17, 2007; (ii) to adjust the options strike price from R$51.20 to R$45.00; (iii) to change the index that adjusts for inflation the options strike price from IGP-M to IPCA to be applied over the strike price of the next annual tranches related to the 2007 Program; (iv) to determine the discontinuance of the obligation to allocate a minimum amount of the annual bonus to acquire shares deriving from options whose initial grace period has already elapsed.

The changes outlined above are applicable as from the second tranche, whether or not the initial grace periods of the corresponding annual tranches have elapsed or not.

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated
2007 Program	Number of options	Amount of options after reverse split/splitting	Grant/amendment date	Vesting date (exercisable)	Maturity date	Exercise price	(*)	Fair value at the grant date	(*)

1st grant:
Tranche 1	87,500	350,000	04/16/2007	Apr-07	10/01/2014	51.20		14.13
Tranche 2	87,500	350,000	04/16/2007	Oct-08	10/01/2014	45.00		37.31
Tranche 3	87,500	350,000	04/16/2007	Oct-09	10/01/2014	45.00		37.31
Tranche 4	87,500	350,000	04/16/2007	Oct-10	10/01/2014	45.00		37.31

Total options	350,000	1,400,000

(*)   On the plan’s grant date, for the 1st tranche and on the date the plan was amended for the other tranches.

b)      2010 Program

In a meeting, the Stock Option Plan Management Committee approved the creation of a Company Stock Option Program for 2010 (“2010 Program”) in accordance with the Company’s Stock Option Plan (“Plan”), pursuant to article 168, paragraph 3, of Law 6,404/76, which provides that the Company may, within the limits of its authorized capital, and in accordance with the Plan approved at the General Meeting, grant stock options to its managers or employees. Administration of the 2010 Program is incumbent upon the Administration Committee, as defined by the Board of Directors, and is composed of members thereof.

The main goal of the 2010 Program is to attract executives to the Company, aiming to align the executives’ interests with those of the shareholders, in addition to sharing the risks inherent to the capital markets.

The 2010 Program grants beneficiaries a total volume equivalent to 3.1% of the Company’s total capital stock at the time of approval, corresponding to 2,244,611 common shares.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Beneficiaries can exercise their options over 4 (four) annual equal tranches (“annual tranches”), each corresponding to 25% of the entire option granted, as defined in the agreements. The option related to the first annual tranche may be exercised as of October 1, 2010, and the other options may be exercised annually and successively as of October 1, 2011.

The strike price of the options will be R$25.00 per share, corresponding to the average share price over the last 30 trading days on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (“BVMF”) – the São Paulo Stock Exchange, to which a 15% discount was applied, as authorized by the Plan. The strike price of the options related to the annual tranches will be restated based on the Amplified Consumer Price Index (IPCA).

The main features of each of the plan’s tranches are shown below:

	Parent Company and Consolidated
2010 Program	Number of options	Grant date	Vesting date (can be exercised)	Maturity date	Exercise price	Fair value at the grant date

1st grant:
Tranche 1	255,000	08/31/2010	Oct-10	out-18	25.00	6.84
Tranche 2	255,000	08/31/2010	Oct-11	out-18	25.00	8.19
Tranche 3	255,000	08/31/2010	Oct-12	out-18	25.00	9.23
Tranche 4	255,000	08/31/2010	Oct-13	out-18	25.00	9.88

Total options	1,020,000

2nd grant:
Tranche 1	12,500	12/01/2010	Dec-10	out-18	27.29	4.46
Tranche 2	12,500	12/01/2010	Oct-11	out-18	27.29	6.99
Tranche 3	12,500	12/01/2010	Oct-12	out-18	27.29	8.79
Tranche 4	12,500	12/01/2010	Oct-13	out-18	27.29	9.84

Total options	50,000

3rd grant:
Tranche 1	28,000	05/02/2011	May-11	out-18	22.16	3.84
Tranche 2	28,000	05/02/2011	Oct-11	out-18	22.16	4.12
Tranche 3	28,000	05/02/2011	Oct-12	out-18	22.16	4.97
Tranche 4	28,000	05/02/2011	Oct-13	out-18	22.16	5.71

Total options	112,000

32.2.   Information on the price of the Company’s stock option plan

The options were priced according to the Black & Scholes pricing model.

For the 2007 Program, the fair value of the options was calculated again on September 4, 2009, date of the amendments described above, and are shown in the chart below, which refers to tranches 2, 3 and 4 of the plan.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Data inserted in the model:	2007 Program		2010 Program
	1st grant		1st grant	2nd grant	3rd grant
	1st tranche (before the change)	2nd to 4th tranches (after the change)

Share price at grant date	64.00	79.00	32.40	31.50	26.00
Exercise price	51.20	45.00	25.00	27.29	22.16
Option duration	1 to 4 years	1 to 4 years	Up to 8 years	Up to 8 years	Up to 8 years
Risk-free return rate	11.08%	11.07%	11.19%	12.01%	12.33%
Dividend yield	1.40%	1.50%	6%	6%	6%
Expected volatility	19.64%	17.59%	38.44%	45.26%	26.98%
Fair value of the options (weighted average)	14.13	37.31	8.54	7.52	4.66

32.3.     Stock options exercised on the reported periods

The following stock options were exercised on the reported periods:

9/30/2011			12/31/2010
Options exercised (thousands)	Exercise date	Stock option on the exercise date	Options exercised (thousands)	Exercise date	Stock option on the exercise date

50,000	3.2.11	27.94	774,700	03.08.10	28.50
			111,919	03.15.10	31.40
			6,081	03.19.10	31.49
			4,700	06.04.10	28.50
			10,800	06.11.10	29.50
			4,000	06.17.10	30.40
			25,000	11.12.10	32.02
			25,000	11.30.10	32.50

50,000			962,200

No stock options were exercised by the beneficiaries of the 2010 Program in the nine-month period ended September 30, 2011 and in the year ended December 31, 2010.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

33.                RELATED PARTY TRANSACTIONS

Pursuant to the Brazilian Corporate Law, shareholders cannot vote on the resolutions of the general meeting: (i) to approve the appraisal report of their own assets for capital formation; (ii) to approve their accounts as the Company’s officer; or (iii) any other resolution that may particularly benefit them, or in which they have interests conflicting with the Company’s. The resolutions  made including the vote of a shareholder who has an interest conflicting with the Company's can be annulled, and the respective shareholder may answer for the damage caused and be obliged to transfer to the Company the proceeds possibly earned from that interest.

Brazilian Corporate Law also sets forth that the Board member or Executive officer must not participate in (i) social operation which has an interest conflicting with the Company’s, or (ii) resolution made by the other Board members and Executive officers regarding such conflicting operation. The Board member or Executive officer in conflict must inform his/her conflict of interest to other Board members or Executive officers and address the nature and extension of the interest in the minutes of the Board of Directors’ or Board of Executive Officers’ Meeting. Additionally, the Board members or executive officers may contract operations with the Company under reasonable or equity conditions similar to those prevailing in the market or that the Company would contract with third parties. Any business contracted by such manager is defeasible when there is breach of the rules above, and the interested manager will be obliged to transfer to the Company the proceeds possibly earned from that interest.

Relevant operations with related parties refer to all loans receivable, accounts receivable from any service provided and any other debts with shareholders, subsidiaries or unconsolidated associated companies. Referring to the Company's operations with its direct subsidiaries, these are restricted to equity interests as described in Note 10.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The transactions between the Company and its subsidiaries, which are its related parties, were removed from the consolidation process and are not presented in this note.

	30/09/2011

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	Total
Assets
Accounts receivable	-	1,102	-	8,085	1,148	-	38	10,373
Receivables - contingencies	7,187	-	-	-	-	-	-	7,187

	7,187	1,102	-	8,085	1,148	-	38	17,560
Liabilities
Suppliers	7,135	131	-	204	-	-	-	7,470
Loans and
Financing	-	-	-	-	-	-	-	-

	7,135	131	-	204	-	-	-	7,470

	31/12/2010

				Brasil	Brasil	Paggo
	Oi	Oi	Oi	Telecom	Telecom	Administradora
	Fixa	Móvel	Internet	Fixa	Móvel	de Crédito	Way TV	BNDES (*)	Total
Assets
Accounts receivable	3,790	3,311	-	3,886	1,131	-	-	-	12,118
Receivables - contingencies	7,063	-	-	-	-	-	-	-	7,063

	10,853	3,311	-	3,886	1,131	-	-	-	19,181
Liabilities
Suppliers	5,001	175	-	-	-	-	-	-	5,176
Loans and
Financing	-	-	-	-	-	-	-	331,663	331,663

	5,001	175	-	-	-	-	-	331,663	336,839

COTAX PARTIIPAÇÕES S.A. AND SUBSIDIARIES??

tes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011??

n thousands of reais, except when otherwise indicated)??

	Nine-month period ended 9/30/2011

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Soluções	Way TV	BNDES (*)	Total

Revenues
Revenues from services rendered	557,664	305,595	14,415	38,574	36,380	5,387	124	80	5,945	-	964,164

Costs and expenses
Cost of services rendered	(21,570)	(3,519)	-	(3,960)	-	-	-	-	-	-	(29,049)
Financial expenses	-	-	-	-	-	-	-	-	-	(13,623)	(13,623)

	(21,570)	(3,519)		(3,960)	-	-	-	-	-	(13,623)	(42,672)

	Quarter ended 9/30/2011

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Soluções	Way TV	BNDES (*)	Total

Revenues
Revenues from services rendered	194,356	105,543	4,363	10,855	10,562	1,252	-	-	2,229	-	329,160

Costs and expenses
Cost of services rendered	(6,054)	(300)	-	(3,488)	-	-	-	-	-	-	(9,842)
Financial expenses	-	-	-	-	-	-	-	-	-	(4,124)	(4,124)

	(6,054)	(300)	-	(3,488)	-	-	-	-	-	(4,124)	(13,966)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

	Nine-month period ended 9/30/2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES (*)	Total

Revenues
Revenues from services rendered	543,957	273,152	13,970	31,868	58,759	9,622	583	8,158	-	940,069

Costs and expenses
Cost of services rendered	(20,881)	(5,785)	-	-	-	-	-	-	-	(26,666)
Financial expenses	-	-	-	-	-	-	-	-	(12,967)	(12,967)

	(20,881)	(5,785)							(12,967)	(39,633)

	Quarter ended 9/30/2010

				Brasil	Brasil
	Oi	Oi	Oi	Telecom	Telecom	Paggo	Paggo
	Fixa	Móvel	Internet	Fixa	Móvel	Adm. Crédito	Acquirer	Way TV	BNDES (*)	Total

Revenues
Revenues from services rendered	179,222	92,836	4,894	17,252	34,472	2,601	162	3,488	-	334,927

Costs and expenses
Cost of services rendered	(7,632)	(1,149)	-	-	-	-	-	-	-	(8,781)
Financial expenses	-	-	-	-	-	-	-	-	(8,843)	(8,843)

	(7,632)	(1,149)	-	-	-	-	-		(8,843)	(17,624)

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

(*) As described in Note 1.2.2., the Brazilian Development Bank (BNDES) is no longer shareholder of the Company as of July 1, 2011.

(i)     Related party transactions

The Company’s three main customers in the tele-assistance segment are Oi Fixa, Oi Móvel (Oi Fixa’s subsidiary) and Brasil Telecom Fixa (hereinafter jointly referred to as “Oi”).

The Company provides a complete set of contact center services to Oi, whose operations include wireline terminals, long-distance services, mobile services, as well as broadband and voice and data services to corporate customers. In addition to traditional consumer services, the Company offers services related to consumer retention and collection for Oi’s corporate and retail customers.

The Company’s current relationship with Oi is represented by several different and independent services, such as customer service to Oi’s wireline segment, strong telemarketing services to attract more mobile customers, customer support to prepaid and post-paid users, technical support to broadband users and collection services.

On the other hand, Oi is the main telecommunications provider (commuted wireline services, mobile services, long distance/free calls, data, among others) and, most importantly, provide such services directly or through Contax to some of its customers, according to their choice. Although Oi currently provides most of its telecommunication services to the Company, should it become unable to do so or decide to terminate such Service agreements, the Company’s Management understands that it would be possible to hire another company to provide such services without having major interruption on the Company’s businesses.

As described in Note 15, part of these receivables with Oi were given as collateral to BNDES loan.

33.1.   Compensation of key Management personnel

33.1.1.  Operations with the Board of Directors or Board of Executive Officers

Neither the members of the Board of Directors or Board of Executive Officers, nor relatives of their respective families, have or already had any direct interest in any operation made with the Company that is or may be considered unusual by its nature or its conditions or may have been significant for the Company’s business.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

During the nine-month period ended September 30, 2011, the Company did not grant either short-term loans or guarantees to the members of the Board of Directors, Board of Executive Officers, Fiscal Council, or any relatives of the members’ families.

33.1.2.  Financing agreement of CTX Participações S.A.

In March 2010, CTX Participações S.A., the controlling entity of the Company, and one of the Company’s former officers entered into a loan agreement in the amount of R$15 million, negotiated only by the former officer, without the Company’s involvement.

33.1.3.  Short-term benefits

Short-term benefits include fixed compensation (salaries and fees, paid vacations, thirteenth salary and private pension plan), social charges (contributions to social security - INSS, FGTS, among others) and variable compensation (profit sharing).

33.1.4.  Share-based compensation

The members of the Company's Management (Chief Executive Officer and Statutory Executive Officers) participate in the Stock Option Plan (Note 32).

33.1.5.  Other

The Company offers the following benefits to its employees: (i) health insurance; (ii) dental insurance; (iii) life insurance; (iv) meal program for employees who work six (6) hours a day; (v) meal program for employees who work eight (8) hours a day; (vi) transportation; (vii) discounts in certain drugstore chains; (viii) a plan for funeral expenses; and (ix) day care assistance. Officers, managers and coordinators are also entitled to use mobile phones with a monthly credit ranging from sixty reais (R$60.00) to one hundred and twenty reais (R$120.00).

The Company does not have additional post-employment obligations, and it does not offer other long-term benefits, such as length of service leave and other length of service benefits. The Company also does not offer other benefits upon the termination of the top management’s labor agreements, besides those agreements envisaged by the Brazilian labor legislation in force.

Pursuant to the Brazilian Corporate Law and the Company’s Bylaws, it shall be incumbent upon shareholders at the General Meeting to establish the Management’s annual overall compensation. The Board of Directors shall distribute the amount among the Management members.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

At the Parent Company’s Extraordinary General Meeting held on April 25, 2011, the Management’s annual overall compensations for fiscal year 2011 was set at the maximum of R$2,650 (R$2,493 in 2010).

33.2.   Compensation of Board Members, Executive Officers and members of the Fiscal Council

During the quarters and nine-month periods ended September 30, 2011 and 2010, the Management compensation (i.e. board members and statutory officers) paid or payable is outlined below:

	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Payroll and charges	-	874	2,266	2,692
Fees	77	99	846	890
Profit sharing	-	3,642	-	7,142
Stock option plan	1,217	229	4,287	573
	1,294	4,844	7,399	11,297

34.    BUSINESS COMBINATION

34.1.   Acquisitions in 2011

As disclosed in Note 1, on July 1, 2011, the Company merged Dedic’s shares, which became its wholly-owned subsidiary.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Dedic	Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	6,719
Accounts receivable	92,590
Recoverable taxes	13,098
Property, plant and equipment	120,646
Intangible assets (*)	178,551
Deferred taxes	49,885
Court deposits	14,696
Other assets	5,683
481,867

Liabilities:
Loans and financings	(34,694)
Debentures	(171,973)
Loans	(12,409)
Suppliers	(24,282)
Salaries and payroll charges	(69,512)
Taxes payable	(9,616)
Provisions	(17,613)
Liabilities payable to former shareholders	(23,000)
Other tax liabilities	(9,803)
Other accounts payable	(854)
Deferred taxes	(21,411)
(395,167)

Total net identifiable assets (fair value)	86,701

Goodwill recorded in the acquisition (Note 12)	31,396

Total consideration	118,097

Price (share swap)	118,097

(*) the amount of R$95,619 is included in intangibles referring to the goodwill due to future profitability for the IT segment (GPTI – Note 12)

As disclosed in Note 12, in May 2011, Contax took over Allus Group.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Multienlace	Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	10,711
Accounts receivable	26,931
Recoverable taxes	7,565
Property and equipment	27,632
Intangible assets	66,917
Other assets	10,326
150,082
Liabilities:
Loans and financing	(32,551)
Suppliers	(6,292)
Salaries and payroll charges	(9,015)
Taxes payable	(12,128)
Deferred taxes	(22,083)
Other liabilities	(178)
(82,247)

Total net identifiable assets	67,835

Goodwill recorded in the acquisition (Note 12)	124,202

Total consideration	192,037

Price (Cash payment)	192,037

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Stratton Spain	Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	6,795
Accounts receivable	41,933
Recoverable taxes	4,772
Property, plant and equipment	10,088
Intangible assets	8,115
Other assets	2,552
74,255
Liabilities:
Suppliers	(17,701)
Loans and financings	(14,913)
Salaries and payroll charges	(18,018)
Taxes payable	(1,108)
Deferred taxes	(2,742)
Contingencies	(1,598)
Other	(1,726)
(57,806)

Total net identifiable assets	16,449

Goodwill recorded in the acquisition (Note 12)	37,776

Total consideration	54,225

Initial price (Cash payment)	19,393
Retained amount (Restricted cash)	28,305
Additional price (Contingent consideration)	6,527

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Contingent consideration - Allus Group

As part of the Quota Purchase and Sale Agreement (“Agreement”), a contingent consideration was agreed upon between the parties. The fair value of the contingent consideration on acquisition date corresponds to the payment remaining balance, totaling R$6,527 (“additional price”). This amount represents the best estimate of the fair value, based on the expected profitability of Allus Group and information currently available. The payment of additional price is subject to the compliance with certain conditions associated with growth and Allus Group’s profitability over the next two years.

As covenanted in the agreement, the acquisition price, which comprises the sum of initial price plus the additional price, could reach up to R$264,105.

This acquisition aimed at expanding Contax’s services, which increases even more its performance in the international market, seeking to consolidate its strategic plan.

34.2.     Acquisition in 2010

In September 2010, Contax acquired 100% of Ability and recorded goodwill of R$74,365 based on its economic value, due to the estimated future profitability of the business (Note 12).

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

Fair value recognized in the acquisition

Assets:
Cash and cash equivalents	4,879
Accounts receivable	13,536
Deferred income tax and social contribution	4,550
Tax credits	2,898
Intangible assets and property and equipment	1,749
Other assets	366
27,978

Liabilities:
Suppliers	(3,186)
Salaries and payroll charges	(11,650)
Taxes payable	(13,393)
Deferred revenues	(1,247)
Other	(282)
(29,758)

Total net identifiable liabilities	(1,780)

Goodwill recorded in the acquisition (Note 12)	74,365

Total consideration	72,585

Initial price (Cash payment)	24,400
Retained amount (Restricted cash)	2,000
Additional price (Contingent consideration)	46,185

Contingent consideration - Ability

As part of the Partnership Interest Purchase and Sale Agreement (“Agreement”), the parties agreed on a contingent consideration. The fair value of the contingent consideration on the acquisition date corresponds to the amount of the outstanding balance, amounting to R$46,185 (“additional price”). This amount represents the best estimate of fair value based on the expected profitability of Ability and information currently available. The payment of the additional price depends on the compliance with certain conditions related to Ability’s growth and profitability for the next 3 years.

As agreed, the acquisition price, composed of the initial price and additional price, may amount to as much as R$82,474.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

The acquisition of Ability sought to expand the services offered by Contax, to include specialized operations at sales points, seeking to consolidate its strategy of being the only specialized corporate-services entity throughout the entire chain of relations between entities and their consumers, through multiple contact channels in Brazil.

35.    INSURANCE COVERAGE

The Company has a risk management program aiming at minimizing risks, obtaining in the market coverage compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of the Company’s operations. All of the Company’s policies are automatically renewed.

On September 30, 2011, the Company had the following main insurance policies contracted with third-parties, providing the following coverage, according to the risk and nature of the assets:

	Secured
Branches	amounts	Maturity

Management and officers civil liability (i)	195,348	1.13.2012
Fire of property, plant and equipment	109,370	6.15.2012
Loss of profits	64,677	6.15.2012
General civil liability	10,000	6.15.2012

(i) Maximum guarantee limit set forth in US$100 million.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

36.    COMMITMENTS (CONSOLIDATED)

36.1.   Contractual obligations

The following table presents the Company’s contractual obligations on September 30, 2011:

	Payments due per term
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

Leasing agreement (facilities) (i)	430,115	110,632	182,691	88,934	47,858
Financial leasing agreement	1,533	390	1,098	45	-
Financing (BNDES) (ii)	450,991	120,414	160,815	122,475	47,287
Financing (BNB) (ii)	51,189	12,584	28,414	10,190	-
Financing - Foreign currency - Allus Group (ii)	59,166	29,182	29,983	-	-
Promissory Note (iii)	235,320	235,320	-	-	-
Debentures (iii)	100,008	100,008		-	-
Contingent consideration - Earn-Out (iv)	85,604	10,130	75,474	-	-

Total	1,413,925	618,661	478,475	221,644	95,145

                              i.            A substantial part of the lease agreements referring to the Company’s facilities may be terminated before its maturity, with a prior notice from one (1) to six (6), thus being subject to a termination fee equivalent to three (3) times the monthly rental amount of the property.

                             ii.            Includes payments of estimated interest rates.

                           iii.            As described in Note 14.

                           iv.            As described in Note 34.

36.1.1.  Facilities lease agreement

The Company’s operating facilities are located in properties rented from related parties, being a substantial part of lease agreements entered into with Oi Fixa. The effectiveness of these lease agreements range from 5 to 10 years and they have a renewal clause for the same period. Additionally, all lease agreements contain clauses of market value review, in case the Group exercises its renewal right. The Company does not have any contractual rights to acquire the leased property at the end of the lease term.

During the nine-month period ended September 30, 2011 and 2010 expenses of all lease agreements corresponded to R$73,490 and R$49,016, respectively.

On September 30, 2011, the Company did not have any other contractual obligations.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

36.2.   Guarantees

On September 30, 2011, sureties and guarantees were granted to other subsidiaries, regarding loans to third parties and legal claims, as follows:

Guarantees	09/30/2011	12/31/2010

Bank guarantee (BNDES)	113,730	156,101
Bank guarantee (Contingencies)	41,981	40,819

Total	155,711	196,920

36.3 Consent decree (TAC)

As disclosed in Note 19.3.2 (b), in September 2002, the Company signed a Consent Decree (TAC) with the Labor Attorney General. The aforementioned TAC aimed the implementation of a hiring program for employees returning to service after leave under the social security system. Vacant positions currently available at the Company have not been filled in yet, in view of difficulties of hiring this type of professionals.

37.                SUBSEQUENT EVENTS

At the Board of Directors Meeting held on October 26,2011, the cancellation of the Company’s American Depositary Receipts (“ADRS”) Program was authorized at the U.S. over-the-counter market (CTXNY), taking into account (i) that on the reference date of September 30, 2011, ADRs accounted for 1.2% of preferred shares (CTAX3) and 0.75% of total shares and the Company's market value; (ii) low liquidity ratios and small trading volume of ADRs; (iii) a reduction in administrative costs for the Company and its shareholders; and (iv) most of foreign investors invests directly in the Company through São Paulo Stock Exchange – BM&FBOVESPA.

38.                APPROVAL OF THE QUARTERLY FINANCIAL INFORMATION - ITR

The Company’s Board of Executive Officers and Board of Directors approved this present Quarterly Financial Information - ITR on October 26, 2011, in which they consider the subsequent events occurred up to this date that may have an effect on this Quarterly Financial Information - ITR.

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX S.A.

INCOME STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP		BR GAAP
	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Net operating revenue	627,002	586,877	1,856,180	1,683,649

Cost of services rendered	(539,965)	(497,601)	(1,640,728)	(1,434,384)

Gross operating income	87,037	89,276	215,452	249,265

Operating income (expenses)
Selling	(6,457)	(6,439)	(21,245)	(18,704)
General and Administrative	(38,471)	(30,012)	(111,110)	(81,872)
Management compensation	(2,266)	-	(2,266)	(4,409)
Equity income	2,304	1,351	4,329	1,899
Financial revenues	10,891	4,136	23,150	12,993
Financial expenses	(24,232)	(8,112)	(49,310)	(21,355)
Other operating expenses, net	(9,621)	(6,530)	(21,665)	(18,837)
	(67,852)	(45,606)	(178,117)	(130,285)

Operating income before income tax and social contribution	19,185	43,670	37,335	118,980

Income tax and social contribution:
Current	(9,292)	(22,015)	(15,148)	(50,101)
Deferred	3,625	1,391	3,116	2,403

Net income for the period	13,518	23,046	25,303	71,282

Income attributable to:
Owners of the parent company	13,518	23,046	25,303	71,282
Non-controlling interest
	13,518	23,046	25,303	71,282

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

TODO SOLUÇÕES EM TECNOLOGIA S.A.

INCOME STATEMENTS FOR THE PERIODS ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP		BR GAAP
	Quarter ended		Nine-month period ended
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Net operating revenue	29,193	24,312	85,574	68,926

Cost of services rendered	(24,015)	(20,159)	(69,701)	(60,859)

Gross operating income	5,178	4,153	15,873	8,067

Operating income (expenses)
Selling	(172)	(185)	(1,427)	(251)
General and Administrative	(3,125)	(2,263)	(9,040)	(6,567)
Financial revenues	404	358	1,015	690
Financial expenses	(78)	(293)	(206)	(325)
Other operating expenses, net	(97)	(38)	(294)	(128)
	(3,068)	(2,421)	(9,952)	(6,581)

Operating income (loss) before income tax and social contribution	2,110	1,732	5,921	1,486

Income tax and social contribution:
Current	(490)	(416)	(1,432)	(521)
Deferred	(221)	(181)	(630)	855

Net income for the period	1,399	1,135	3,860	1,820

Income attributable to:
Owners of the parent company	1,399	1,135	3,860	1,820
	1,399	1,135	3,860	1,820

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX SURCUSAL EMPRESA EXTRANJERA

INCOME STATEMENTS FOR THE QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2011 AND 2010
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP	BR GAAP
Discontinued operation	Quarter ended	Nine-month period ended	One-month period ended
	09/30/2011	09/30/2011	09/30/2010

Continued operations
Net operating revenue	1,287	6,772	-

Cost of services rendered	(6,363)	(16,933)	(40)

Gross operating loss	(5,076)	(10,161)	(40)

Operating expenses
Selling	-	-	-
General and administrative	-	-	-
Financial revenues	-	143	-
Financial expenses	(91)	(229)	-
Other operating expenses, net	(145)	(174)	-
	(236)	(260)	-

Operating loss before income tax and social contribution	(5,312)	(10,421)	(40)

Income tax and social contribution:
Current	-	-	-
Deferred	-	(3)	-

Loss for the period deriving from continued operations	(2,510)	(10,425)	(41)

Loss for the period	(5,312)	(10,424)	(40)

Loss attributable to:
Owners of the parent company	(5,312)	(10,424)	(40)
Non-controlling interest	-	-	-
	(5,312)	(10,424)	(40)

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

ABILITY COMUNICAÇÃO INTEGRADA LTDA

INCOME STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP	BR GAAP
	Quarter ended	Nine-month period ended	One-month period ended
	09/30/2011	09/30/2011	09/30/2010

Net operating revenue	29,854	82,054	25,263
Cost of services rendered	(23,236)	(63,672)	(19,550)

Gross operating income	6,618	18,382	5,713

Operating income (expenses)
Selling	(110)	(638)	(142)
General and Administrative	(4,263)	(10,800)	(2,530)
Financial revenues	173	741	210
Financial expenses	(16)	(271)	(119)
Other operating expenses, net	3	(41)	(24)
	(4,213)	(11,009)	(2,605)

Operating income before income tax and social contribution	2,405	7,373	3,108

Income tax and social contribution:
Current	(736)	(2,354)	(879)
Deferred	(34)	(102)	(34)

Net income for the period	1,635	4,917	2,195

Income attributable to:
Owners of the parent company	1,635	4,917	2,195
	1,635	4,917	2,195

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

STRATTON SPAIN S.L.

INCOME STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP
	Quarter ended	Five-month period ended
	09/30/2011	09/30/2011

Net operating revenue	38,252	63,331
Cost of services rendered	(30,366)	(51,068)

Gross operating income	7,886	12,263

Operating income (expenses)
Selling	(500)	(809)
General and Administrative	(4,315)	(7,616)
Financial revenues	121	617
Financial expenses	(1,190)	(2,139)
Other operating expenses, net	(421)	(598)
	(6,305)	(10,545)

Operating income before income tax and social contribution	1,581	1,718

Income tax and social contribution:
Current	(620)	729
Deferred	124	203

Net income for the period	1,085	2,650

Income attributable to:
Owners of the parent company	1,085	2,650
	1,085	2,650

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

CONTAX COLÔMBIA S.A.S.

INCOME STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
(Amounts in thousands of Brazilian reais – R$)

	BR GAAP
	Quarter ended	Five-month period ended
	09/30/2011	09/30/2011

Net operating revenue	39,047	65,324
Cost of services rendered	(29,054)	(48,656)

Gross operating loss	9,993	16,668

Operating income (expenses)
Selling	(143)	(246)
General and Administrative	(3,262)	(5,396)
Financial revenues	116	182
Financial expenses	(611)	(1,052)
Other operating expenses, net	(554)	(916)
	(4,454)	(7,428)

Operating income before income tax and social contribution	5,539	9,240

Income tax and social contribution:
Current	(137)	(226)
Deferred	-	-

Net income for the period	5,402	9,014

Income attributable to:
Owners of the parent company	5,402	9,014
	5,402	9,014

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

DEDIC

INCOME STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
(Amounts in thousands of Brazilian reais – R$)

BR GAAP
Quarter ended
09/30/2011

Net operating revenue	114,821
Cost of services rendered	(110,666)

Gross operating income	4,155

Operating income (expenses)
Selling	(606)
General and Administrative	(13,185)
Management compensation	(14,182)
Equity income	115
Financial revenues	(8,198)
Financial expenses	(89)
Other operating expenses, net	(36,145)

Operating loss before income tax and social contribution	(31,990)

Income tax and social contribution:
Deferred	9,225

Net loss for the period	(22,765)

Loss attributable to:
Owners of the parent company	(22,765)
(22,765)

The notes are an integral part of the financial statements

CONTAX PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Notes to the Quarterly Financial Information – ITR for the quarter and nine-month period ended September 30, 2011

(In thousands of reais, except when otherwise indicated)

GPTI

INCOME STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
(Amounts in thousands of Brazilian reais – R$)

BR GAAP
Quarter ended
09/30/2011

Net operating revenue	27,350
Cost of services rendered	(35,257)

Gross operating income	(7,907)

Operating income (expenses)
Selling	(551)
General and Administrative	(3,945)
Equity income	15
Financial revenues	(1,626)
Financial expenses	(168)
Other operating expenses, net	(6,275)

Net loss for the period	(14,182)

Loss attributable to:
Owners of the parent company	(14,182)
(14,182)

The notes are an integral part of the financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 08, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.